Nomad Royalty Company Ltd.

Consolidated financial statements for the years ended December 31, 2021 and 2020

(Expressed in United States dollars)

Nomad Royalty Company Ltd.
Consolidated Financial Statements

Management’s Report On Internal Control Over Financial Reporting
Nomad Royalty Company Ltd.'s (“Nomad” or the “Company”) management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended.
The Company’s management, with the participation of its Chief Executive Officer and its Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2021. The Company’s management conducted an evaluation of the Company’s internal control over financial reporting based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management’s assessment, the Company’s internal control over financial reporting is effective as at December 31, 2021.

(signed) Vincent Metcalfe Chief Executive Officer and Director	(signed) Elif Lévesque Chief Financial Officer
March 30, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Nomad Royalty Company Ltd.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Nomad Royalty Company Ltd. and its subsidiaries (together, the Company) as of December 31, 2021 and 2020, and the related consolidated statements of income (loss) and comprehensive income (loss), cash flows and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recognition of deferred income tax assets
As described in notes 3, 5 and 17 to the consolidated financial statements, the Company recognized deferred income tax assets amounting to $43.1 million as of December 31, 2021. Deferred income tax assets are recognized only to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Management reassesses its deferred income tax assets at the end of each reporting period. In recognizing deferred income tax assets, management makes judgments related to expectations of future taxable income, including the expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable metal ounces.

The principal considerations for our determination that performing procedures relating to recognition of deferred income tax assets is a critical audit matter are (i) the judgments by management when developing the future taxable income which in turn led to (ii) a high degree of auditor judgments, subjectivity and effort in performing procedures and evaluating the audit evidence relating to the forecasted cash flows from operations which require the use of estimates and assumptions such as the long-term commodity prices and recoverable metal ounces

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing management’s process for determining the recognition of deferred income tax assets, including the assessment of whether it is probable that sufficient future taxable income will be available against which the temporary differences can be utilized. The assessment of the sufficiency of the future taxable income involved (i) testing the underlying data used by management in determining the future taxable income; (ii) evaluating the reasonability of forecasted cash flows from operations by considering the current performance of the Company, assessing the reasonableness of long-term commodity prices by comparing them to third party industry forecasts, and assessing the reasonableness of recoverable metal ounces by comparing them to technical information provided to management by operators of royalty and stream interests; and (iii) evaluating whether management appropriately adjusted for differences between forecasted cash flows from operations and future taxable income.

/s/PricewaterhouseCoopers LLP

Montréal, Canada
March 30, 2022

We have served as the Company’s auditor since 2020.

Nomad Royalty Company Ltd.
Consolidated balance sheets
(tabular amounts expressed in thousands of United States dollars)

	Notes	December 31, 2021	December 31, 2020
		$	$
Assets
Current assets
Cash		12,377	22,517
Amounts receivable	6	2,857	1,349
Gold prepay loan	8	—	6,920
Other assets	7	2,935	1,023
Total current assets		18,169	31,809
Non-current assets
Gold prepay loan	8	—	8,237
Royalty, stream and other interests	9	314,783	207,923
Deferred income taxes	17	43,061	42,059
Total non-current assets		357,844	258,219
Total assets		376,013	290,028
Liabilities
Current liabilities
Accounts payable and accrued liabilities	12	6,057	4,391
Deferred payment liability - host contract	13	9,712	—
Deferred payment liability - conversion option	13	1,588	—
Total current liabilities		17,357	4,391

Non-current liabilities
Deferred payment liability – host contract	13	—	9,046
Deferred payment liability – conversion option	13	—	3,013
Revolving credit facility	14	68,750	—
Total non-current liabilities		68,750	12,059
Total liabilities		86,107	16,450
Equity
Common shares	15	255,305	254,210
Warrants		3,156	2,838
Contributed surplus		4,732	3,091
Retained earnings		2,785	13,439
Equity attributable to Nomad Royalty Company Ltd's shareholders		265,978	273,578
Non-controlling interests	9	23,928	—
Total equity		289,906	273,578
Total liabilities and equity		376,013	290,028
Commitments (Note 23)
Subsequent events (Note 25)

The accompanying notes form an integral part of these consolidated financial statements.

Approved on behalf of the Board
(signed) Vincent Metcalfe, CEO and Director	(signed) Jamie Porter, Director

Nomad Royalty Company Ltd.
Consolidated statements of income (loss) and comprehensive income (loss
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

		Years ended
	Notes	December 31, 2021	December 31, 2020
		$	$
Revenue
Gold and silver sales		22,733	24,955
Other revenue		4,419	1,811
Total revenue	20	27,152	26,766
Cost of sales
Purchased cost of gold and silver		5,176	14,364
Depletion of royalty, stream and other interests	9	13,067	7,869
Total costs of sales		18,243	22,233
Gross profit		8,909	4,533
Other operating expenses (income)	18
General and administrative expenses		5,708	2,615
Project evaluation expenses		433	93
Share-based compensation	16	2,367	2,742
Change in fair value of gold prepay loan	8	690	(5,454)
Share of income of associate	11	(373)	—
Listing expenses	10	—	23,492
Total other operating expenses		8,825	23,488
Operating income (loss)		84	(18,955)
Other income (expenses)
Change in fair value of conversion option	13	1,425	(1,693)
Finance costs		(2,396)	(787)
Other losses		(338)	(27)
Total other expenses		(1,309)	(2,507)
Loss before income taxes		(1,225)	(21,462)
Income tax recovery (expense)	17	(234)	41,573
Net income (loss) and comprehensive income (loss)		(1,459)	20,111
Net income (loss) and comprehensive income (loss) attributable to:
Nomad Royalty Company Ltd's shareholders		(1,676)	20,111
Non-controlling interests		217	—
Net income (loss) per share	19
Basic		(0.03)	0.45
Diluted		(0.03)	0.45

As further described in Note 2, the information for periods and as at dates prior to May 27, 2020 is presented on a carve-out basis.

The accompanying notes form an integral part of these consolidated financial statements.

Nomad Royalty Company Ltd.
Consolidated statements of cash flows
(tabular amounts expressed in thousands of United States dollars)

		Years ended
	Notes	December 31, 2021	December 31, 2020
		$	$
Operating activities
Net income (loss)		(1,459)	20,111
Adjustments for:
Cost of sales related to gold prepay loan		1,522	11,674
Depletion of royalty, stream and other interests	9	13,067	7,869
Share-based compensation	16	2,367	2,742
Change in fair value of gold prepay loan	8	690	(5,454)
Listing expense	10	—	22,390
Change in fair value of conversion option	13	(1,425)	1,693
Share of income of associate, net of dividends received	11	(14)	—
Deferred income tax recovery	17	(1,002)	(41,812)
Finance costs		1,018	471
Interest received		210	1,107
Changes in other assets and liabilities
Amounts receivable		838	(1,102)
Other assets		(1,148)	(340)
Accounts payable and accrued liabilities		(1,883)	1,049
Cash provided by operating activities		12,781	20,398
Investing activities
Cash acquired	9, 10	2,311	11,344
Acquisition of gold prepay loan	8	—	(15,500)
Acquisition of royalty, stream and other interests	9	(60,720)	(15,293)
Acquisition of investments in associate	11	(23,176)	—
Cash used in investing activities		(81,585)	(19,449)
Financing activities
Proceeds on issuance of common shares	15	—	9,652
Share and warrant issue expenses	15	(15)	(863)
Exercise of share options		44	—
Revolving credit drawn	14	68,750	—
Financing fees		(1,135)	(430)
Dividends paid		(8,980)	(1,966)
Net parent investment		—	15,175
Net cash provided by financing activities		58,664	21,568
Net increase (decrease) in cash		(10,140)	22,517
Cash at beginning of year		22,517	—
Cash at end of year		12,377	22,517

As further described in Note 2, the information for periods and as at dates prior to May 27, 2020 is presented on a carve-out basis.

The accompanying notes form an integral part of these consolidated financial statements.

Nomad Royalty Company Ltd.
Consolidated statements of changes in equity
(tabular amounts expressed in thousands of United States dollars)

		Equity attributed to Nomad Royalty Company Ltd's shareholders
	Notes	Number of common shares outstanding	Common shares	Warrants	Contributed surplus	Retained Earnings	Total	Non-controlling interests	Total
		(Note 15)	$	$	$	$			$

Balance as at January 1, 2021		56,542,768	254,210	2,838	3,091	13,439	273,578	—	273,578
Net income (loss) and comprehensive income (loss)		—	—	—	—	(1,676)	(1,676)	217	(1,459)
Dividends declared		—	—	—	—	(8,996)	(8,996)	(46)	(9,042)
Acquisition of Blackwater Gold Royalty	9	79,185	669	—	—	—	669	—	669
Acquisition of interests in CMC	11	—	—	324	—	—	324	23,757	24,081
Share-based compensation	16								—
- Share options		—	—	—	603	—	603	—	603
- Restricted and performance share units		—	—	—	1,064	—	1,064	—	1,064
- Deferred share units		—	—	—	644	—	644	—	644
Share options and warrants exercised		29,177	186	—	(142)	—	44	—	44
Settlement of restricted share units in common shares		33,204	240	—	(528)	18	(270)	—	(270)
Warrant issuance costs		—	—	(6)	—	—	(6)	—	(6)

Balance as at December 31, 2021		56,684,334	255,305	3,156	4,732	2,785	265,978	23,928	289,906

The accompanying notes form an integral part of these consolidated financial statements.

Nomad Royalty Company Ltd. (formerly Guerrero Ventures Inc.)
Consolidated statements of changes in equity (unaudited)
(tabular amounts expressed in thousands of United States dollars)

	Notes	Number of common shares outstanding (1)	Common shares	Net parent investment	Warrants	Contributed surplus	Retained Earnings	Total
		(Note 15)	$	$	$	$	$	$

Balance as at January 1, 2020		32,771,752	—	75,880	—	—	—	75,880
Net income and comprehensive income		—	—	2,485	—	—	17,626	20,111
Net parent investment		—	—	15,175	—	—	—	15,175
Issuance of shares to parent		—	93,540	(93,540)	—	—	—	—
Deemed issuance to investors of Guerrero Ventures Inc. as part of the Reverse Take-over:	10							—
- Common shares		3,328,087	21,737	—	—	—	—	21,737
- Share options		—	—	—	—	1,108	—	1,108
Dividends declared		—	—	—	—	—	(4,187)	(4,187)
Acquisitions:
- Bonikro Gold Stream	10	6,873,844	38,160	—	—	—	—	38,160
- Yamana Portfolio	10	6,650,000	37,786	—	—	—	—	37,786
- Troilus Gold Royalty	9	576,923	6,456	—	209	—	—	6,665
- Valkyrie Royalty Inc.	9	739,997	8,906	—	—	—	—	8,906
- Coral Gold Resources Ltd.	9	3,999,423	37,603	—	2,629	—	—	40,232
- Blackwater Gold Royalty	9	79,185	628	—	—	—	—	628
Private placement	10, 15	1,477,777	9,652	—	—	—	—	9,652
Share-based compensation	16
- Share options		—	—	—	—	1,329	—	1,329
- Restricted share units		—	—	—	—	1,030	—	1,030
- Deferred share units		—	—	—	—	383	—	383
Settlement of restricted share units in common shares		45,780	366	—	—	(759)	—	(393)
Share issuance costs, net of income taxes of $247		—	(624)	—	—	—	—	(624)

Balance as at December 31, 2020		56,542,768	254,210	—	2,838	3,091	13,439	273,578
(1) The shares issued to the parent upon the Reverse Take-over are deemed to have been issued and outstanding since January 1, 2020 for purposes of these consolidated financial statements.
As further described in Note 2, the information for periods and as at dates prior to May 27, 2020 is presented on a carve-out basis.
The accompanying notes form an integral part of these consolidated financial statements.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 1 – Description of Business and Nature of Operations
Nomad was incorporated on February 20, 1961 in British Columbia, Canada and has been continued as a federal corporation under the provisions of the Canada Business Corporations Act (the “Continuance”) on December 20, 2019. Prior to the Continuance, the Company was subject to the Business Corporations Act (British Columbia).
The Company's head and registered office is located at 1275 Avenue des Canadiens-de-Montreal, Suite 500, Montreal, Québec, Canada H3B 0G4.
On May 25, 2020, the Company changed its name from “Guerrero Ventures Inc.” to “Nomad Royalty Company Ltd.”. On May 27, 2020, Nomad completed a reverse take-over (the “RTO”) comprised of two related vend in agreements as well as a concurrent private placement of subscription receipts (the “Transactions”) (see Note 10). The Company had no active operations until the Transactions, which fundamentally changed the Company’s business. The RTO involved the acquisition by the Company of stream and gold loan assets from Orion Mine Finance Fund II LP, Orion Mine Finance Fund III LP and OMF Fund II (Li) LP (collectively, the “Orion Group”). Since the closing of the RTO, Orion Mine Finance Fund II LP and Orion Mine Finance Fund III LP are collectively the Company's majority shareholder.
Since completion of the Transactions, Nomad is a precious metal royalty and streaming company that purchases rights to a certain percentage of the gold or silver produced from a mine, typically for the life of the mine. Nomad owns a portfolio of 22 royalty, stream and other assets, of which 8 are on currently producing mines.
On May 29, 2020 and on August 31, 2021, Nomad’s common shares commenced trading respectively on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”) under the symbol “NSR”. Nomad's common shares are also quoted for trading on the Frankfurt Stock Exchange under the symbol “IRLB”.
Note 2 - Basis of Presentation and Statement of Compliance
These consolidated financial statements include the accounts of the Company and its subsidiaries. The consolidated financial statements also include the combined carve-out financial statements of the Orion Fund II Portfolio described below for all periods prior to the Transactions, as these assets were ultimately under common control before and after the Transactions and there has been no substantive change in operations.
These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value as at the relevant balance sheet date. These consolidated financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency. References to “CA$” refer to Canadian dollars.
These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The accounting policies applied in the preparation of these consolidated financial statements have been consistently applied for all periods presented, except for the reclassification of the expenses related to project evaluations from General and administrative expenses to Project evaluation expenses. The comparative figures for the year ended December 31, 2020 were adjusted accordingly.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

In June 2021, the Company carried out a consolidation of its issued and outstanding common shares, as described in Note 15. All previously reported share and per share amounts have been retrospectively restated in these consolidated financial statements to reflect the share consolidation.
The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances.
These consolidated financial statements were authorized for issue by the Board of Directors of the Company on March 30, 2022.
Basis of presentation prior to the RTO and relationship with the Orion Group
The comparative financial information for the period from January 1, 2020 to May 27, 2020, has been prepared in accordance with IFRS using the same accounting policies as outlined in Note 3 with the exception of the changes described above.
Historically, the combined carve-out financial statements have been prepared by management of OMF Fund II SO Ltd. (“OMF SO”) and OMF Fund III (Mg) Ltd. in connection with the transactions contemplated by the acquisition agreement dated February 23, 2020 between the Company and the Orion Group for the proposed sale of a portfolio of mining assets owned by the Orion Group to the Company for a considetation payable in common shares of the Company (the “Orion Vend In Agreement”).
Pursuant to the Orion Vend In Agreement, Nomad acquired, among other things, the following assets (referred to herein as the “Orion Fund II Portfolio”):
1.Blyvoor Gold Stream;
2.Woodlawn Silver Stream and Lead Marketing Fee Arrangement;
3.Mercedes and South Arturo Silver Stream; and
4.Gold Prepay Loan.
The above Orion Fund II Portfolio assets were acquired through the purchase of all of the shares of OMF Fund II SO Ltd. and the direct purchase of Woodlawn Silver Stream and Lead Marketing Fee Arrangement from OMF Fund II (Li) LP (“OMF Li”). OMF SO was a holding company whose sole business activity was to hold various stream and other assets. Prior to the completion of the Orion Vend In Agreement, the business of OMF SO was reorganized such that its sole business activity is to hold the Blyvoor Gold Stream, the Mercedes and South Arturo Silver Stream and the Gold Prepay Loan, as such terms are herein defined.
The financial information for the period from January 1, 2020 to May 27, 2020 represents the activities, assets and liabilities of the Orion Fund II Portfolio on a “carve-out” basis, rather than representing the legal structure. For the period from January 1, 2020 to May 27, 2020, the economic activities related to the Orion Fund II Portfolio are combined as they were under common control. Historically, financial statements have not been prepared by the Orion Group for the Orion Fund II Portfolio as they had not been operated as a separate business by the Orion Group. Accordingly, the financial statements for periods prior to the RTO reflect the financial statements for the Orion Fund II Portfolio in a manner consistent with how the Orion Group managed the Orion Fund II Portfolio and as though the Orion Fund II Portfolio had been a separate entity. All material assets and liabilities specifically identified to the

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Orion Fund II Portfolio and all material revenues and expenses specifically attributable to the Orion Fund II Portfolio and allocations of overhead expenses have been presented in the financial statements for periods prior to the RTO.
Where appropriate, certain transactions and balances have been attributed to the Orion Fund II Portfolio based on specific identification or allocation. This allocation has been completed based on the following general process:
•Receivables and payables: unless balances could be specifically assigned, these are not allocated to the investments.
•Management fee expenses are allocated according to the respective cost of investments.
•Other general and administrative expenses: unless they can be specifically assigned, these are allocated across all investments according to the fair market value of the investments.
•Cash balances: For periods prior to January 1, 2020, the Orion Fund II Portfolio did not maintain its own cash accounts and all historical cash flows were received and paid by the Orion Funds that owned the portfolio of assets. As a result, no cash balances were included in the combined carve-out financial statements and the net cash flows were reflected in the Net Parent Investment equity account for periods prior to May 27, 2020.
Net parent investment represents contributions by Orion to the Orion Fund II Portfolio for purposes of investment in the Orion Fund II Portfolio assets less amounts owed to Orion for management fees and other general and administrative expenses and the net cash flows of the Orion Fund II Portfolio from the purchase and sale of metals, as the Orion Fund II Portfolio did not hold its own cash balances as noted above.
The financial information for the period from January 1, 2020 to May 27, 2020 do not necessarily reflect what its combined results of operations, financial position and cash flows would have been had Orion Fund II Portfolio operated as an independent entity and had it presented stand-alone financial statements during the periods presented.
COVID-19
In December 2019, a novel strain of coronavirus known as COVID-19 surfaced. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The spread of COVID-19 around the world since 2020 has caused significant volatility in Canada, U.S. and international markets. The speed and extent of the spread of COVID-19 and its variants, and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain. The full extent and impact of the COVID-19 pandemic is unknown and to date has included volatility in financial markets, a slowdown in economic activity and volatility in commodity prices (including gold and silver). The Company completed a review of all operations on which the Company holds royalty, stream and other interests to identify the impacts of COVID-19. During the first and second quarter of 2020, a number of mining projects in respect of which the Company holds royalty, stream or other interests, were suspended due to operational restrictions or as governments declared a state of emergency. All of these operations have been restarted during the year ended December 31, 2020. As at December 31, 2021, the Company has not recorded any impairments directly attributable to the COVID-19 pandemic.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 3 - Significant Accounting Policies
Principles of consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are all entities (including structured entities) over which the group has control. The Company controls an entity where the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.
The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.
The main subsidiaries of the Company, their geographic locations and related participation are as follows:

Entity	Jurisdiction	Participation
OMF Fund II SO Ltd.	Canada	100.0%
OMF Fund III (Mg) Ltd.	Canada	100.0%
Valkyrie Royalty Inc.	British Columbia	100.0%
Coral Gold Resources Ltd.	British Columbia	100.0%
Coral Resources Inc.	Nevada, USA	100.0%
Compañia Minera Caserones	Chile	67.5%
On January 1, 2022, the Company completed a corporate reorganization pursuant to which it merged with four of its wholly-owned subsidiaries, namely, OMF Fund II SO Ltd., OMF Fund III (Mg) Ltd., Valkyrie Royalty Inc. and Coral Gold Resources Ltd.
Non-controlling interests
The Company recognizes any non-controlling interest in an acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.
Non-controlling interests represent an equity interest in a subsidiary owned by a third party. The share of net assets of the subsidiary attributable to the non-controlling interests is presented as a component of equity. Their share of net income or loss and comprehensive income or loss is recognized directly in equity. Changes in the Company’s ownership interest in the subsidiary that do not result in a loss of control are accounted for as equity transactions.
Foreign currency translation
Functional and presentation currency
These consolidated financial statements are expressed in United States dollars, which is the functional currency of the Company and its subsidiaries.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Foreign currency transactions and balances
Foreign currency transactions are translated into the functional currency of the Company, using the exchange rate prevailing at the dates of the applicable transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and the remeasurement of monetary items and available-for-sale securities at the date of the consolidated balance sheets are recognized in net income. Non-monetary items measured at historical cost are translated into the functional currency using the exchange rate at the dates of the applicable transactions.
Financial instruments
Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is an unconditional and legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.
Financial assets and financial liabilities are initially measured at fair value. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques.
Measurement after initial recognition depends on the classification of the financial instrument. The Company has classified its financial instruments in the following categories depending on the purpose for which the instruments were acquired and their characteristics.
Financial assets - Amortized cost
Investments in debt instruments are subsequently measured at amortized cost when the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
Investments in debt instruments are subsequently measured at fair value when they do not qualify for measurement at amortized cost. Financial instruments subsequently measured at fair value, including derivatives that are assets, are carried at fair value with changes in fair value recorded in net income unless they are held within a business model whose objective is to hold assets in order to collect contractual cash flows or sell the assets and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, in which case unrealized gains and losses are initially recognized in other comprehensive income or loss for subsequent reclassification to net income or loss through amortization of premiums and discounts, impairment or derecognition.
Financial assets at amortized cost include bank balances and trade receivables.
Financial assets - Fair value through profit or loss
The gold prepay loan was classified as fair value through profit or loss and was measured at fair value at the end of each reporting period, with any change in fair value arising on remeasurement recognized as a component of net income.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Financial liabilities - Amortized cost
This category includes accounts payable and accrued liabilities, deferred payment liability (debt host component) and revolving credit facility, all of which are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition, these financial instruments are measured at amortized cost using the effective interest method.
Financial liabilities - Fair value through profit or loss
This category includes the conversion option embedded in the deferred payment liability (derivative component), which is initially recognized at fair value and carried subsequently at fair value with changes in fair value recognized in the statement of income. The embedded derivative that constitutes the conversion option is recorded at fair value separately from the host contract, as its economic characteristics and risks are not clearly and closely related to those of the host contract.
Impairment of financial assets
At each reporting period, the Company recognizes loss allowances for expected credit losses (“ECLs”) on financial assets measured at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in the credit risk or if a simplified approach has been selected. The Company’s financial assets subject to impairment are its cash balance and trade receivables. The Company uses a simplified approach to always measure loss allowances for its amounts receivable at an amount equal to lifetime ECLs. The Company assumes that there is no significant increase in credit risk for instruments that have a low credit risk.
Cash
Cash includes cash on hand and deposits held with banks.
Gold Prepay Loan (terminated on April 7, 2021)
The predominant feature of the contract was the delivery of the commodity (gold), therefore, the Gold Prepay Loan did not meet the definition of a financial asset and as such, was not explicitly within the scope of IFRS 9 Financial Instruments. However, a “substance-based” accounting model has been applied due to the lack of specific IFRS guidance, and management has assessed that the Gold Prepay Loan was in substance a financing arrangement. As a result, the guidance in IFRS 9 has been applied by analogy. As the payments under the Gold Prepay Loan did not consist of solely payments of principal and interest, the Gold Prepay Loan was accounted as a financial asset at fair value through profit or loss.
Throughout the year and until April 7, 2021 (termination date), deliveries of gold received by the Company were recorded as inventory and as a reduction in the loan balance based on the fair value of the gold on the delivery date, reflecting partial settlement of the fair value of the loan at each delivery date. The fair value of the Gold Prepay Loan was determined inclusive of interest income.
The current portion of the Gold Prepay Loan was determined at each reporting date based on the fair value of the gold required to be delivered in the following year.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Inventories
Inventories are mainly comprised of gold and silver bullion that have not yet been sold. Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis. Cost of gold deliveries from the Gold Prepay Loan is based on the fair value of the gold on the delivery date.
Royalty, stream and other interests
Royalty, stream and other interests comprise acquired royalty interests and stream metal purchase agreements in producing, development and exploration and evaluation stage properties and are recorded at cost and capitalized as tangible assets with finite lives. Producing interests are those that generate revenue from steady-state operations for the Company. Development assets are interests on projects which are not yet producing, but where in management’s view, the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Exploration and evaluation assets represent interests on projects where technical feasibility and commercial viability of extracting a mineral resource are not yet demonstrable. Royalty, stream and other interests for producing and development assets are recorded at cost and capitalized in accordance with IAS 16 Property, Plant and Equipment, while exploration and evaluation assets are recorded and capitalized in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources.
The cost of the asset is comprised of its purchase price, any transaction costs directly attributable to acquiring the asset, and, for qualifying assets, borrowing costs. The purchase price is the aggregate cash amount paid and the fair value of any other non-cash consideration given to acquire the asset.
In subsequent periods, the assets are measured at cost less accumulated depletion and accumulated impairment losses.
Producing royalty, stream and other interests are depleted using the units-of-production method over the life of the property to which the interest relates. The life of the property is estimated using life of mine models specifically associated with the royalty or stream interests which include proven and probable reserves and may include a portion of mineral resources expected to be converted into mineral reserves. Management relies on information available under contracts with the operators and / or public disclosures for information on proven and probable mineral reserves and mineral resources from the operators of the producing royalty, stream and other interests.
On acquisition of a producing or a development royalty or stream interest, an allocation of the acquisition cost is made for the exploration potential based on its fair value. The estimated fair value of this acquired exploration potential is recorded as a non-depletable asset until such time as it is transferred to the depletable category as a result of the conversion of resources or exploration potential into reserves. Updated mineral reserve and resource information obtained from the operators of the properties is used to determine the amount to be transferred to the depletable category.
Acquisition costs of exploration and evaluation royalty, stream and other interests are capitalized and are not depleted until such time as revenue-generating activities begin.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Impairment of non-financial assets
Producing and development royalty, stream and other interests are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Impairment is assessed at the level of cash-generating units which, in accordance with IAS 36 Impairment of Assets, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. This is usually at the individual royalty, stream and other interest level for each property from which cash or metal deliveries are generated.
An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal (“FVLCD”) and value-in-use (“VIU”). The future cash-flow expected is derived using estimates of proven and probable reserves, a portion of mineral resources that is expected to be converted into mineral reserves and information regarding the mineral properties that could affect the future recoverability of the Company’s interests.
Discount factors are determined individually for each asset and reflect their respective risk profiles. In certain circumstances, the Company may use a market approach in determining the recoverable amount which may include an estimate of the net present value of estimated future cash flows. Impairment losses are charged to the mineral interest. Assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the conditions that gave rise to the recognition of an impairment loss are subsequently reversed and the asset’s recoverable amount exceeds its carrying amount. Impairment losses can be reversed only to the extent that the recoverable amount does not exceed the carrying value that would have been determined had no impairment been recognized previously.
Interests classified as exploration and evaluation are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU. An interest that has previously been classified as exploration and evaluation is also assessed for impairment before reclassification to either advanced or producing, and the impairment loss, if any, is recognized in net income.
Income taxes
Income tax expense comprises current and deferred income tax. Current and deferred income taxes are recognized as a component of net income except to the extent that they relate to items recognized directly in equity or as a component of the other comprehensive income.
Current income tax is the expected tax payable on the taxable income for the year, using tax laws enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate, on the basis of amounts expected to be paid to the tax authorities.
The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. However, the deferred income tax is not accounted for, if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

assets and liabilities are measured using enacted or substantively enacted tax rates (and laws) that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.
Deferred income tax assets are recognized only to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized.
Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred income tax assets and liabilities are presented as non-current and are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. Income tax expense comprises current and deferred income tax. Current and deferred income taxes are recognized as a component of net income except to the extent that they relate to items recognized directly in equity or as a component of the other comprehensive income.
Common shares
Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from the proceeds in equity in the period where the transaction occurs. In the context of the RTO Transaction (Note 10), the shares issued to the parent upon said reverse take-over are deemed to have been issued and outstanding since January 1, 2020 for purposes of these consolidated financial statements and correspond to the parent’s net investment at the time of the RTO Transaction due to the use of the continuity of interest method of accounting.
Warrants
Common share purchase warrants are classified as equity. Incremental costs directly attributable to the issuance of common share purchase warrants are recognized as a deduction from the proceeds in equity in the period where the transaction occurs. Upon exercise, the original consideration is reallocated from warrants to common shares.
Revenue recognition
Revenue relating to the sale of metals is recognized when control of the metal is transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for those products. In determining whether the Company has satisfied the performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether the Company has a present right of payment; the customer has legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer has the significant risks and rewards of ownership of the products.
Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty or stream interest agreements or agreements with customers. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.
Under its royalty and stream arrangements, the Company acquires or receives refined metal from operators of mining properties on which the Company has royalty, stream and other interests. The Company sells the refined metal received under these arrangements to third parties under separate sales contracts. The Company transfers control over the commodity on the date the commodity is delivered to the customer’s metal account, which is the date that title to the commodity and the risks and rewards of ownership transfer to the customer and the customer is able to direct the use of and obtain substantially all of the benefits from the commodity. The transaction price for these sales is fixed at the transaction date based on the spot price for the commodity and payment of the transaction price is due at delivery date when control has been transferred. For royalty and stream arrangements paid in cash, revenue recognition will depend on the related agreement.
Costs of sales
Cost of sales represents the purchase price for gold and silver sold that was acquired under the Company’s stream agreements and gold received as non-cash settlement of the Gold Prepay Loan and depletion of royalty, stream and other interests.
Share-based compensation
The Company recognizes share-based compensation expense for all options to purchase common shares (“Options”), restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”) granted pursuant to the Plans (as such term is defined in Note 16) based on the fair values of the Options, RSUs, PSUs and DSUs at the date of grant. The fair values of share purchase options, RSUs, PSUs and DSUs at the date of grant are expensed over the vesting periods of such securities, with a corresponding increase to contributed surplus.
The fair value of Options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. Options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of RSUs, PSUs and DSUs is the market value of the underlying common shares at the date of grant. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and, in the case of the PSUs the anticipated performance factors, and recognizes the impact of any revisions to this estimate in the consolidated statement of income.
Any consideration paid on exercise of Options is credited to share capital. The contributed surplus resulting from share-based compensation is transferred to share capital when the Options are exercised.
Investment in associates
An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint arrangement. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.
The Company accounts for its investment in associates using the equity method. Under the equity method, the Company’s investment in associates are initially recognized at cost when acquired and subsequently increased or decreased to recognize the Company's share of net income and losses of the

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

associates, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associates’ reserves, and for impairment losses after the initial recognition date. The Company's share of income and losses of the associates are recognized in net income (loss) during the period. Dividends received from the associates are accounted for as a reduction in the carrying amount of the Company’s investment.
The Company assesses at each reporting date whether there is any objective evidence that its investment in associates are impaired. If impaired, the carrying value of the Company’s share of the underlying assets of associates is written down to its estimated recoverable amount (being the higher of fair value less costs of disposal and value-in-use) and charged to the consolidated statement of income or loss.
Net income (loss) per share
The net income (loss) per share calculation (“EPS”) is based on the weighted average number of common shares outstanding, including shares deemed to be outstanding in the context of the RTO, for each period. The basic EPS is calculated by dividing the profit or loss attributable to the equity owners of the Company by the weighted average number of common shares outstanding during the period.
The computation of diluted EPS assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on the income per share. The treasury stock method is used to determine the dilutive effect of the Options, RSUs, PSUs and DSUs and the if-converted method is used for the Deferred Payment (as herein defined). When the Company reports a loss, the diluted net loss per common share is equal to the basic net loss per common share due to the anti-dilutive effect of the outstanding Options, RSUs, PSUs, DSUs and the Deferred Payment.
Segment reporting
The operating segments are reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (“CEO”) who fulfills the role of the chief operating decision-maker. The CEO is responsible for allocating resources and assessing performance of the Company’s operating segments. The Company manages its business under a single operating segment, consisting of acquiring and managing precious metal and other royalty, stream and other interests.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 4 - New Accounting Standards
New standards and interpretations not yet adopted
The Company has not yet adopted certain standards, interpretations to existing standards and amendments which have been issued but have an effective date of later than December 31, 2021. Many of these updates are not expected to have any significant impact on the Company and are therefore not discussed herein.
Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)
The IASB has published Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) which clarifies the guidance on whether a liability should be classified as either current or non-current.
The amendments:
–clarify that the classification of liabilities as current or non-current should only be based on rights that are in place "at the end of the reporting period";
–clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and
–make clear that settlement includes transfers to the counterparty of cash, equity instruments, other assets or services that result in extinguishment of the liability.
These amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The extent of the impact of adoption of these amendments has not yet been determined.

Note 5 - Critical Accounting Estimates and Judgements
Critical accounting estimates and assumptions

Mineral reserves and mineral resources
Royalty, stream and other interests comprise a significant portion of the Company’s assets and as such, the mineral reserves and mineral resources of the underlying mining properties to which the interests relate may have a significant effect on the Company’s consolidated financial statements. Estimates are applied in determining the depletion of and assessing the recoverability of the carrying value of the royalty, stream and other interests. In respect of the foregoing interests, the public disclosures relating to mineral reserves and mineral resources by the operators or owners of the mining properties underlying the royalty, stream and other interests of the Company involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions made in estimating the size and grade of the ore body. These assumptions are, by their very nature, subject to interpretation and uncertainty.
The Company adjusts its estimates of mineral reserves, mineral resources and exploration potential, if applicable, to reflect the Company’s percentage entitlement to metals produced from the mining properties underlying the royalty, stream and other interests. The Company compiles its estimates of its mineral reserves and mineral resources based on information provided by the operators or owners of

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

the mining properties underlying its royalty, steam and other interests, and prepared by qualified persons which is relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgements to interpret the data.
Changes in the mineral reserve estimates, mineral resource estimates or exploration potential estimates may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of the royalty, stream and other interests. The Company’s royalty, stream and other interests are depleted on a units-of-production basis, with estimated recoverable mineral reserves and mineral resources being used to determine the depletion rate for each of the Company’s royalty, stream and other interests. Depletion calculations require determination of the amount of recoverable mineral resources to be converted into mineral reserves. Changes to depletion rates are accounted for prospectively.
Impairment of royalty, stream and other interests
Assessment of impairment of royalty, stream and other interests at the end of each reporting period requires the use of judgements, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s royalty, stream and other interests. The assessment of fair values requires the use of estimates and assumptions for long-term commodity prices, discount rates, recoverable ounces of attributable metals, mineral reserve and mineral resource conversion, foreign exchange rates, future capital expansion plans and operating performance. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per ounce of mineral reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the assumptions and estimates used in determining the fair value of the royalty, stream and other interests measured at cost, could impact the impairment analysis.
Valuation of the conversion option of the Deferred Payment to Yamana Gold Inc.
The Company’s deferred payment to Yamana Gold Inc. (the “Deferred Payment”) is a compound financial instrument, comprising a debt host and conversion and early redemption option portion (“Conversion option”). As the Conversion option meets the definition of an embedded derivative, it is reflected at fair value for financial reporting purposes. The fair value is estimated using a Black-Scholes option pricing model that requires the use of estimates and assumptions with respect to the Company’s future share price volatility. In 2021, the Company changed the valuation technique used from a Monte-Carlo valuation model to take into consideration its election not to exercise its early redemption option to pay the Deferred Payment before May 27, 2021. Changes in any of the assumptions and estimates used in determining the fair value of the Conversion option may materially affect the recorded amounts.
Critical accounting judgements
Asset acquisitions and business combinations
The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of critical judgement. This assessment requires the use of judgement when assessing whether an acquisition includes inputs and a significant process that together significantly contribute to the ability to create outputs. In addition, IFRS 3 Business Combinations also propose a screening test that determines that a set of activities and assets is not considered a business if substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. This screening test involves the use of judgement. Changes in the judgement used in determining

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

if an acquisition meets the definition of a business could impact the amounts recorded in the consolidated financial statements at the time of the acquisition.
Impairment of exploration and evaluation royalty, stream and other interests
Assessment of impairment of royalty, stream and other interests on exploration and evaluation properties requires the use of judgements when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s royalty, stream and other interests on exploration and evaluation properties. Factors which could trigger an impairment review include, but are not limited to, an expiry of the right to explore in the specific area during the period or will expire in the near future, and is not expected to be renewed; substantive exploration and evaluation expenditures in a specific area is neither budgeted nor planned; exploration for and evaluation of mineral resources in a specific area have not led to the discovery of commercially viable quantities of mineral resources; sufficient data exists to indicate that, although a development in a specific area is likely to proceed, the carrying amount of the royalty, stream and other interests are unlikely to be recovered in full from successful development or by sale; significant negative industry or economic trends; interruptions in exploration and evaluation activities; and a significant decrease in current or forecast commodity prices.
Changes in the judgements used in determining the fair value of the royalty, stream and other interests on exploration and evaluation properties could impact the impairment analysis.
Impairment of producing royalty, stream and other interests
Assessment of impairment of producing royalty, stream and other interests require the use of judgement when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s producing royalty, stream and other interests. Factors that could trigger an impairment review include, but are not limited to, a significant market value decline; net assets higher than the market capitalization; a significant reduction in mineral reserve and resources; significant negative industry or economic trends; interruptions in production activities; significantly lower production than expected; a significant decrease in current or forecast commodity prices; and other relevant information received from the operators that indicates production from mineral interests will not likely occur or may be significantly reduced in the future. The Woodlawn Mine, operated by Heron Resources Limited (“Heron”), has been put into care and maintenance in 2020 due to COVID-19 and in response to a number of factors from the commissioning state. In 2021, Heron appointed administrators with a view to effecting a restructure and re-capitalization through an administration process. The Company monitors closely the progress of the administration process and its impact on the recoverable value of the Woodlawn Silver Stream (Note 9 and Note 25).
Changes in the judgements used in determining the fair value of the producing royalty, stream and other interests could impact the impairment analysis.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Income taxes
The interpretation and application of existing tax laws, regulations or rules in Canada or any of the countries in which the Company or its subsidiaries hold interests in mining operations are located or to which deliveries of precious metals are made requires the use of judgement. The likelihood that tax positions taken will be accepted is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.
In recognizing deferred income tax assets, the Company makes judgements related to expectations of future taxable income, including the expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable metal ounces. The amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual taxable income differs significantly from expected taxable income. The Company reassesses its deferred income tax assets at the end of each reporting period.
Note 6 - Amounts Receivable
Amounts receivable comprised the following:

	December 31, 2021	December 31, 2020
	$	$
Trade receivables	2,708	842
Sales taxes receivable	149	507
	2,857	1,349
Note 7 - Other Assets
Other assets comprised the following:

	December 31, 2021	December 31, 2020
	$	$
Prepaid expenses	1,089	347
Deferred costs	677	294
Deferred financing fees	1,138	328
Other	31	54
	2,935	1,023

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 8 - Gold Prepay Loan
In September 2016, the Orion Fund II Portfolio provided a $42.2 million senior-secured gold prepay facility to Premier Gold Mines Limited (“Premier”) pursuant to a gold prepay agreement. Under this agreement, Orion Fund II Portfolio obtained the right to receive 2,450 ounces (“oz.”) of gold in kind and interest of 6.5% payable quarterly in cash.
On March 4, 2020, Orion Fund II Portfolio increased the principal amount outstanding under its existing gold prepay agreement by $15.5 million with Premier and extended the maturity date to June 30, 2023 being required to deliver each quarter 2,450 ounces of refined gold to Orion Fund II Portfolio until June 30, 2020, and 1,000 ounces of refined gold thereafter, until an aggregate of 16,900 ounces of refined gold (inclusive of the ounces remaining under the initial gold prepay agreement) have been delivered to the Company (the “Gold Prepay Loan”). Pursuant to the gold prepay agreement, adjustments can be made to the quarterly gold deliveries, if the quarterly average gold price is greater than $1,650 per ounce, then the aggregate gold quantity deliverable is reduced by 100 ounces of refined gold, effective as of the first day of the next quarter (and if the quarterly average gold price is less than $1,350 per ounce, then the aggregate gold quantity deliverable is increased by 100 ounces of refined gold).
On April 7, 2021, in connection with the closing of the acquisition of Premier by Equinox Gold Corp. (“Equinox”), the Company amended its Mercedes and South Arturo silver stream as described in Note 9. Concurrently with the completion of the amendments, the Gold Prepay Loan was terminated.

	For the year ended December 31, 2021	For the year ended December 31, 2020
	$	$
Opening balance	15,157	6,842

Increase in principal of Gold Prepay Loan	—	15,500
Gold deliveries	(1,522)	(11,674)
Interest	(210)	(965)
Change in fair value	(690)	5,454
Termination	(12,735)	—

Closing balance	—	15,157

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 9 – Royalty, Stream and Other Interests
The following table summarizes the carrying values of the Company’s royalty, stream and other interests as at December 31, 2021:

	Costs				Accumulated depletion				Carrying amount
	Balance – January 1, 2021	Transfers	Additions	Balance – December 31, 2021	Balance – January 1, 2021	Depletion	Transfers	Balance – December 31, 2021	Balance – December 31, 2021
	$	$		$	$	$		$	$
Stream interests
Blyvoor Gold Stream	37,000	—	—	37,000	—	(37)	—	(37)	36,963
Woodlawn Silver Stream	19,000	—	—	19,000	(402)	—	—	(402)	18,598
Mercedes and South Arturo Silver Stream	20,086	(20,086)	—	—	(9,659)	(1,266)	10,925	—	—
Mercedes Gold and Silver Stream	—	19,043	12,735	31,778	—	(4,743)	(10,358)	(15,101)	16,677
South Arturo Silver Stream	—	1,043	—	1,043	—	(3)	(567)	(570)	473
Bonikro Gold Stream	35,011	—	—	35,011	(4,083)	(5,152)	—	(9,235)	25,776
Greenstone Gold Stream	—	—	13,622	13,622	—	—	—	—	13,622
Platreef Gold Stream	—	—	18,938	18,938	—	—	—	—	18,938
Total – Stream interests	111,097	—	45,295	156,392	(14,144)	(11,201)	—	(25,345)	131,047
Royalty and other interests
RDM Gold Royalty	5,817	—	—	5,817	(699)	(549)	—	(1,248)	4,569
Gualcamayo Gold Royalty	39,634	—	—	39,634	—	—	—	—	39,634
Suruca Gold Royalty	12,512	—	—	12,512	—	—	—	—	12,512
Troilus Gold Royalty	8,575	—	—	8,575	—	—	—	—	8,575
Moss Gold Royalty	9,086	—	—	9,086	(139)	(390)	—	(529)	8,557
Robertson Gold Royalty	34,665	—	—	34,665	—	—	—	—	34,665
Blackwater Gold Royalty	1,519	—	1,548	3,067	—	—	—	—	3,067
Caserones Copper Royalty	—	—	73,084	73,084	—	(927)	—	(927)	72,157
Total – Royalty and other interests	111,808	—	74,632	186,440	(838)	(1,866)	—	(2,704)	183,736
	222,905	—	119,927	342,832	(14,982)	(13,067)	—	(28,049)	314,783

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

The following table summarizes the carrying values of the Company’s royalty, stream and other interests as at December 31, 2020:

	Cost			Accumulated depletion			Carrying amount
	Balance – January 1, 2020	Additions	Balance – December 31, 2020	Balance – January 1, 2020	Depletion	Balance – December 31, 2020	Balance – December 31, 2020
Stream interests
Blyvoor Gold Stream	37,000	—	37,000	—	—	—	37,000
Woodlawn Silver Stream	19,000	—	19,000	(35)	(367)	(402)	18,598
Mercedes and South Arturo Silver Stream	20,086	—	20,086	(7,078)	(2,581)	(9,659)	10,427
Bonikro Gold Stream	—	35,011	35,011	—	(4,083)	(4,083)	30,928
Total – Stream interests	76,086	35,011	111,097	(7,113)	(7,031)	(14,144)	96,953
Royalty and other interests
RDM Gold Royalty	—	5,817	5,817	—	(699)	(699)	5,118
Gualcamayo Gold Royalty	—	39,634	39,634	—	—	—	39,634
Suruca Gold Royalty	—	12,512	12,512	—	—	—	12,512
Troilus Gold Royalty	—	8,575	8,575	—	—	—	8,575
Moss Gold Royalty	—	9,086	9,086	—	(139)	(139)	8,947
Robertson Gold Royalty	—	34,665	34,665	—	—	—	34,665
Blackwater Gold Royalty	—	1,519	1,519	—	—	—	1,519
Total – Royalty and other interests	—	111,808	111,808	—	(838)	(838)	110,970
	76,086	146,819	222,905	(7,113)	(7,869)	(14,982)	207,923

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Acquisitions – 2021
Platreef Gold Stream
On December 7, 2021, the Company entered into a gold purchase agreement with Ivanplats (Pty) Ltd. (“Ivanplats”), the owner and operator of the Platreef palladium-rhodium-platinum-nickel-copper-gold project (“Platreef Project”) located in South Africa. Pursuant to the gold purchase agreement, Nomad will provide up-front cash deposits totalling $75 million in gold stream funding to Ivanplats as part of a $200 million gold stream co-investment with OMF Fund III (Ra) LLC, a fund related to the Company's majority shareholders (the “Platreef Gold Stream”). On December 16, 2021, the Company completed the first deposit of $18.75 million pursuant to gold purchase agreement. The second deposit is conditional upon satisfaction of certain conditions precedent.
Greenstone Gold Stream
On October 28, 2021, the Company entered into a gold purchase agreement with OMF Fund II (SC) Ltd. (“OMF (SC)”) a fund related to the Company's majority shareholders and a related party, with respect to its 40% interest in Greenstone Gold Mines LP ("GGM"), which is the owner of the Greenstone Gold project (the “Greenstone Gold Stream”) located in the province of Ontario, Canada. Equinox, through its wholly-owned subsidiary Premier Gold Mines Hardrock Inc., owns the remaining 60% interest in GGM. Pursuant to the agreement, Nomad will provide up-front cash deposits totalling $95 million. On December 14, 2021, the Company completed the first deposit of $13.3 million. The second deposit is conditional upon satisfaction of certain conditions precedent prior to June 30, 2023.
Blackwater Gold Royalty
On January 11, 2021, the Company completed the acquisition of a 0.21% net smelter return (“NSR”) royalty on the Blackwater Gold project, located in the province of British Columbia, Canada, and satisfied the second and last tranche of the purchase price by issuing an aggregate of 79,185 common shares of the Company and by paying $876,000 in cash to the vendors. The fair value of $669,000 for the consideration paid in common shares is calculated with reference to the closing price of the Company's common shares on the TSX on the business day prior to the date of the issuance.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

The acquisitions of the Platreef Gold Stream, the Greenstone Gold Stream and the Blackwater Gold Royalty have been recorded as acquisitions of assets as the acquired assets do not constitute businesses under IFRS 3. The assets acquired were recorded at the fair value of the consideration paid and allocated to the royalty and stream interests based on their estimated relative fair values. The consideration paid and the allocation to the royalty and stream interests acquired are summarized as follows:

	Platreef Gold Stream	Greenstone Gold Stream	Blackwater Gold Royalty
Consideration paid for the acquisitions:	$	$	$
79,185 common shares issued to private vendors	—	—	669
Cash	18,750	13,300	876
Nomad’s transaction costs	188	322	3

	18,938	13,622	1,548
Assets acquired:
Royalty and stream interests	18,938	13,622	1,548

	18,938	13,622	1,548

Caserones Copper Royalty
On August 31, 2021, the Company acquired a 37.5% ownership interest in Compañia Minera Caserones (“CMC”), a private Chilean company that holds the payment rights to 32.5% of a 2.88% NSR royalty on the Caserones copper mine in Chile (the “Caserones Copper Royalty”). The acquisition of the 37.5% ownership interest is in addition to the 30% ownership interest acquired in May 2021 described in Note 11 for a total ownership interest of 67.5%. The Company concluded that it acquired control over CMC on August 31, 2021.
The CMC acquisition has been recorded as an acquisition of assets as CMC does not constitute a business under IFRS 3. The assets acquired and liabilities assumed were initially recognized applying a cost accumulation approach to measure the consideration paid. The consideration paid and the allocation to the net assets acquired are summarized as follows:

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Compañia Minera Caserones
Consideration paid for the acquisition:	$

Cash	27,250
Pre-held interest (Note 11)	23,180
Adjustment to purchase price(1)	(1,196)
Nomad’s transaction costs	109
Non-controlling interest	23,757

73,100

Net assets acquired:
Cash acquired	2,311
Other net liabilities assumed	(2,295)
Royalty interest	73,084

73,100
(1)Under the terms of the sale and purchase of share of CMC between the Company and the vendor, the Company was entitled to the dividend related to the activities of CMC for the period from April 1, 2021 to August 31, 2021. As at August 31, 2021, the dividend declared to and receivable by the private vendors was assigned to the Company and accounted for as a reduction of the consideration paid.
The following is summarized selected financial information for the period from September 1, 2021 to December 31, 2021 for CMC's statement of income and as at December 31, 2021 for CMC's balance sheet, prepared in accordance with IFRS and before inter-company eliminations.

$
Statement of income
Other revenue	2,905
Depletion of royalty	927
Income tax expense	934
Net income and comprehensive income	667
Net income and comprehensive income attributable to non-controlling interests	217

Balance sheet
Amount receivable	2,178
Royalty interest	72,157
Income and withholding taxes payable	706

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Acquisitions – 2020
On May 27, 2020, the Company completed the acquisitions of the Bonikro Gold Stream and the Yamana Portfolio, comprised of the RDM Gold Royalty, the Gualcamayo Gold Royalty, the Suruca Gold Royalty and the DCP Commercial Production Payment. These acquisitions are described in Note 10. On July 31, 2020, the Company completed the acquisition of an NSR royalty on the Troilus Gold project located in the province of Québec, Canada. The Company satisfied the purchase price payable to a private vendor by issuing 5,769,231 units of the Company prior to the consolidation of common shares (Note 15), comprised of 0.1 common share (on a post-consolidation basis (Note 15)) and one-half of a common share purchase warrant and by paying $1.9 million in cash.
On September 28, 2020, the Company completed the acquisition of Valkyrie Royalty Inc., the owner of a 0.50% to 3% NSR royalty on the Moss Gold Mine located in Arizona, United States, by issuing 739,997 common shares on a post-consolidation basis (Note 15) to the vendors.
On November 19, 2020, the Company acquired all of the outstanding common shares of Coral Gold Resources Ltd. (“Coral”), the owner of a 1% to 2.25% sliding scale NSR royalty on the Robertson Project. For each common share of Coral, shareholders received 0.80 of a unit of the Company, comprised of 0.1 common share (on a post-consolidation basis (Note 15)) and one-half of a common share purchase warrant and $0.05 in cash.
On December 23, 2020, the Company completed the acquisition of the first half of a 0.21% NSR royalty on the Blackwater Gold Project. The Company satisfied the first tranche of the purchase price payable to the private vendors by issuing an aggregate of 79,185 common shares of the Company on a post-consolidation basis (Note 15) and by paying $0.9 million in cash.
These acquisitions have been recorded as acquisitions of assets as the acquired assets do not constitute businesses under IFRS 3. The assets acquired were recorded at the fair value of the consideration paid and allocated to the assets and liabilities based on their estimated relative fair values. The consideration paid and the allocation to the net assets acquired are summarized as follows, on a post-consolidation basis (Note 15):

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

	Troilus Gold Royalty	Moss Gold Royalty	Robertson Gold Royalty	Blackwater Gold Royalty
Consideration paid for the acquisitions:	$	$	$	$
576,923 common shares issued to private vendors(1)(2)	6,456	—	—	—
739,997 common shares issued to acquire Valkyrie Royalty Inc. (2)	—	8,906	—	—
3,999,423 common shares issued to acquire Coral Gold Resources Ltd.(2)	—	—	37,603	—
79,185 common shares issued to private vendors(2)	—	—	—	628
2,884,616 common share purchase warrants issued to private vendor(1)	209	—	—	—
19,997,118 common share purchase warrants issued to acquire Coral Gold Resources Ltd.(3)	—	—	2,629	—
Cash	1,869	—	1,909	861
Nomad’s transaction costs	41	366	531	30

	8,575	9,272	42,672	1,519
Net assets acquired:
Cash acquired	—	77	8,118	—
Other net assets acquired (net liabilities assumed)	—	109	(111)	—
Royalty interests	8,575	9,086	34,665	1,519

	8,575	9,272	42,672	1,519
(1)The purchase price was satisfied by the issuance of 5,769,231 units of the Company prior to the consolidation of common shares (Note 15). Each unit consisted of 0.1 common share (on a post-consolidation basis (Note 15)) and one-half of one common share purchase warrant of Nomad. The common share purchase warrants entitle the holders to purchase 0.1 common share of the Company, on a post-consolidation basis (Note 15), at a price of CA$17.50 per common share for a period of 2 years. The warrants are callable by the Company if the daily volume weighted average trading price of the common shares on the TSX exceeds CA$21.90 for a period of 20 consecutive trading days. The fair value of the common share purchase warrants was estimated using the Black-Scholes option pricing model and adjusted to reflect the impact of the callable option by the Company based on the following weighted average assumptions: risk-free interest rate of 0.3%, average projected volatility of 49%, dividend yield of 1.3%, average expected life of warrants of 2 years for a fair value of CA$0.10 per common share purchase warrant.
(2)The fair value of the consideration paid in common shares is calculated with reference to the closing price of the Company's common shares on the TSX on the business day prior to the date of the issuance.
(3)The common share purchase warrants entitle the holders to purchase 0.1 common share of the Company, on a post-consolidation basis (Note 15), at a price of CA$17.10 per common share for a period of 2 years. The warrants are callable by the Company if the daily volume weighted average trading price of the common shares on the TSX exceeds the warrants exercise price by 25% for a period of 20 consecutive trading days starting one year from the acquisition. The fair value was estimated using the Black-Scholes option pricing model and adjusted to reflect the impact of the callable option by the Company based on the following weighted average assumptions: risk-free interest rate of 0.27%, average projected volatility of 49%, dividend yield of 1.63%, average expected life of warrants of 2 years for a fair value of CA$0.17 per common share purchase warrant.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

A brief overview of the royalty, stream and other assets is as follows:
Blyvoor Gold Stream
The Blyvoor Gold Stream is a gold stream interest on the Blyvoor Gold Mine located in South Africa. The Blyvoor Gold Mine is owned and operated by Blyvoor Gold (Pty.) Ltd. ("Blyvoor Gold").
The following is a summary of the material terms of the Blyvoor Gold Stream:
•For the first 300,000 ounces of gold delivered under the stream, a 10% gold stream on the first 160,000 ounces of gold produced within a calendar year, then 5% stream on any additional gold produced within the calendar year;
•following delivery of the first 300,000 ounces of gold, but until the production of the first 10.32 million ounces of gold, a 0.5% stream on the first 100,000 ounces of gold produced in each calendar year; and
•is subject to an ongoing payment of $572 per ounce.
The Blyvoor Gold Stream is secured against the property and assets of Blyvoor Gold.
Bonikro Gold Stream
The Bonikro Gold Stream is a gold stream interest on the Bonikro Gold Mine located in Côte d’Ivoire. The Bonikro Gold Mine is owned and operated by Allied Gold Corp.
The following is a summary of the material terms of the Bonikro Gold Stream:
•Initially, delivery of 6% of refined gold in respect of each lot, until both (i) 650,000 ounces of refined gold have been outturned following the closing date of the stream agreement; and (ii) 39,000 ounces of refined gold have been delivered;
•thereafter, 3.5% of refined gold in respect of each lot, until both (i) 1,300,000 ounces of refined gold have been outturned; and (ii) 61,750 ounces of refined gold have been delivered;
•thereafter, 2% of refined gold in respect of each lot; and
•subject to an ongoing payment at the lesser of $400 per ounce and the gold market price on the business day immediately preceding the date of delivery.
The Bonikro Gold Stream is secured by first ranking security over all present and after acquired property of the seller and the guarantors party under the Bonikro Gold Stream agreement dated October 7, 2019.
Deliveries under the Bonikro Gold Stream were settled on a net cash basis as opposed to physical settlement until the beginning of June 2020. Since then, the Company has been receiving physical delivery of gold.
Greenstone Gold Stream
The Greenstone Gold Stream is a gold stream interest on the Greenstone Gold Project located in Ontario, Canada. The Greenstone Gold Project is owned and operated by GGM.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

The following is a summary of the material terms of the Greenstone Gold Stream:
•For the first 120,333 ounces of gold delivered under the stream, a 5.938% gold stream on the gold production attributed to Orion's 40% interest in GGM;
•thereafter, a 3.958% gold stream on the gold production attributed to Orion's 40% interest in GGM for the remaining life of mine; and
•subject to an ongoing payment of 20% of the prevailing gold market price for each ounce of gold acquired and to an ongoing payment to GGM of $30 per ounce of gold delivered to support environmental, social and governance programs implemented by GGM at the Greenstone Gold Project.
Mercedes and South Arturo Silver Stream
The Mercedes and South Arturo Silver Stream was a silver stream interest on the Mercedes Mine and South Arturo Mine, which are located in Mexico and Nevada, United States, respectively.
On April 7, 2021, the Company amended its Mercedes and South Arturo silver stream in connection with the closing of the acquisition of Premier by Equinox and the creation of a new company called i-80 Gold Corp. (“i-80 Gold”). The Company entered into a second amended and restated purchase and sale agreement (gold and silver) with certain subsidiaries of Equinox in respect of the Mercedes Mine in Mexico (the “Mercedes Gold and Silver Stream Agreement”) and a new purchase and sale agreement (silver) with i-80 Gold in respect of the South Arturo Mine (the “South Arturo Silver Stream Agreement”).
The following is a summary of the material terms of the Mercedes and South Arturo Silver Stream prior to the amendments completed on April 7, 2021:
•Delivery of (i) 100% on the silver production from the Mercedes Mine and 100% on the silver production from the South Arturo Mine attributable to Premier Gold (40% attribution), until a total of 3.75 million ounces of refined silver have been delivered; and (ii) after a total of 3.75 million ounces of refined silver have been delivered, the delivery will be reduced to 30%;
•minimum annual delivery of 300,000 ounces of refined silver until the cumulative delivery of 2.1 million ounces; and
•subject to an ongoing cash purchase price equal to 20% of the prevailing silver market price.
Mercedes Gold and Silver Stream
Starting on April 7, 2021, the Mercedes Gold and Silver Stream is a gold and a silver stream interest on the Mercedes Mine, which is owned and operated by Equinox.
The following is a summary of the material terms of the Mercedes Gold and Silver Stream:
Silver:
•Delivery of (i) 100% on the silver production from the Mercedes Mine, until a total of 3.75 million ounces of refined silver have been delivered; and (ii) after a total of 3.75 million ounces of refined silver have been delivered, the delivery will be reduced to 30%;

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

•minimum annual delivery of 300,000 ounces of refined silver until the cumulative delivery of 2.1 million ounces; and
•subject to an ongoing cash purchase price equal to 20% of the prevailing silver market price.
Gold:
•Fixed quarterly gold deliveries of 1,000 ounces of refined gold from the Mercedes Mine (subject to upward and downward adjustments in certain circumstances), plus an additional 6.5% of such adjusted amount payable in refined gold until an aggregate of 9,000 ounces of gold have been delivered (not including any refined gold received pursuant to the additional 6.5% of the adjusted amount); and
•if the quarterly average gold price is greater than $1,650 per ounce in any quarter, then the aggregate gold quantity deliverable in the next quarter is reduced by 100 ounces of refined gold, and if the quarterly average gold price is less than $1,350 per ounce, then the aggregate gold quantity deliverable is increased by 100 ounces of refined gold.
Concurrently with the Company entering into the Mercedes Gold and Silver Stream Agreement, the Gold Prepay Loan (Note 8) was terminated.
In connection with the amendments to the Mercedes Gold and Silver Stream Agreement, the cost and related accumulated depletion of the original Mercedes and South Arturo Silver Stream were transferred to the Mercedes Gold and Silver Stream (and to the South Arturo Silver Stream described below) on April 7, 2021. The cost of the gold stream acquired in connection with the termination of the Gold Prepay Loan was evaluated to the fair value of the Gold Prepay Loan prior to termination representing the non-cash consideration given to acquire the gold stream component of the Mercedes Gold and Silver Stream.
South Arturo Silver Stream
Starting on April 7, 2021, the Company and i-80 Gold entered into a new South Arturo Silver Stream Agreement for a silver stream interest on the South Arturo Mine, which was 60% owned by Nevada Gold Mines LLC (“NGM”), a joint venture between Barrick Gold Corporation (“Barrick”) and Newmont Corporation, and 40% by i-80 Gold. On October 14, 2021, i-80 Gold announced that it has completed an asset exchange agreement with NGM pursuant to which NGM became the 100% owner of the South Arturo Mine.
The following is a summary of the material terms of the South Arturo Silver Stream:
•Delivery of (i) 100% of the attributable silver production (40% attribution) from the existing mineralized areas and (ii) 50% on the attributable silver production (40% attribution) from the exploration area at the South Arturo Mine; and
•subject to an ongoing cash purchase price equal to 20% of the prevailing silver market price.
Platreef Gold Stream
The Platreef Gold Stream is a gold stream interest on the Platreef Project located in South Africa. The Platreef Project is owned and operated by Ivanplats, which is 64% owned by Ivanhoe Mines Ltd.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

The following is a summary of the material terms of the Platreef Gold Stream:
•Delivery of 100% of the payable gold production from the Platreef Project (37.5% attributable to the Company), until a total of 350,000 ounces of refined gold have been delivered (131,250 attributable to the Company);
•thereafter, delivery of 80% of the payable gold production from the Platreef Project (30% attributable to the Company), until a total of 685,280 ounces of refined gold have been delivered (256,980 attributable to the Company);
•thereafter, delivery of 5% of payable gold production from the stream area as long as certain conditions are met; and
•subject to an ongoing cash purchase price equal to the lower of the market price or $100 per ounce until 685,280 ounces of refined gold have been delivered (256,980 attributable to the Company) and an ongoing cash purchase price equal to 80% of the prevailing gold market price thereafter.
Woodlawn Silver Stream
The Woodlawn Silver Stream is a silver stream on the Woodlawn Mine located in Australia. The Woodlawn Mine is operated by Heron and has been put into care and maintenance due to COVID-19 and other factors from the commissioning stage.
The following is a summary of the material terms of the Woodlawn Silver Stream Agreement:
•The stream amount on payable silver is as follows:
•80% of the number of ounces of payable silver contained in the product until 2,150,000 ounces of refined silver have been sold and delivered;
•thereafter, 40% of the number of ounces of payable silver contained in the product until 3,400,000 ounces of refined silver have been sold and delivered;
•thereafter, 25% of payable silver for the remaining life of mine after; and
•subject to an ongoing payment of 20% of the prevailing silver market price for each ounce of silver acquired.
•The stream amount on payable zinc is as follows:
•Silver stream based on payable zinc where the amount of zinc is converted to silver at a rate of 170.2 ounces of silver per metric tonne of zinc;
•zinc stream rate of 0.30% until 140 tonnes of payable zinc have been delivered, thereafter, 1.15% until 910 tonnes of payable zinc delivered (in the aggregate), thereafter, 2.25% until 4,200 tonnes of payable zinc have been delivered (in the aggregate), and thereafter, 0.75% of payable zinc for the remaining life of the mine; and
•subject to an ongoing payment of 20% of prevailing silver market price.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

As part of the stream arrangement, the Company is entitled to a marketing fee equal to 0.2% fee payable on each tonne of payable lead contained in the project lead concentrates of the Woodlawn mine until such time as the fees has been paid for and in respect of 100,000 tonnes of payable lead.
The Woodlawn Silver Stream is secured by, among other things, a security interest in all of the present and after acquired property of the seller.
On February 17, 2022, DEVELOP Global Limited (“DEVELOP”) announced it has agreed to acquire Heron. In connection with the acquisition of Heron by DEVELOP, the existing Woodlawn Silver Stream will remain in place, subject to the amendments described in Note 25.
Blackwater Gold Royalty
The Blackwater Gold Royalty consists of a 0.21% NSR royalty on all metals and minerals produced from a specific mineral tenure which covers a portion of the Blackwater Gold Project. The Blackwater Gold Project is a development project located in central British Columbia, Canada and operated by Artemis Gold Inc.
Caserones Copper Royalty
The Caserones Copper Royalty consists of the payment rights to 32.5% of a 2.88% NSR royalty on the Caserones Mine (see above in subsection Acquisitions – 2021). The Caserones Mine is located in Chile and is owned and operated by Minera Lumina Copper Chile, which is indirectly owned by JX Nippon Mining & Metals Corporation. The rights to the Caserones Copper Royalty are held by CMC, in which the Company has a 67.5% ownership interest.
Gualcamayo Gold Royalty
The Gualcamayo Gold Royalty consists of a NSR royalty on the Gualcamayo Mine which is located in Argentina and is currently operated by Mineros S.A. The oxides component of the Gualcamayo Mine is in production. The deep carbonates project (“DCP”) component of the mine is at the pre-feasibility study stage of development.
The details of the Gualcamayo Gold Royalty, including the DCP Commercial Production Payment, are as follows:
•2% NSR royalty based on the production from the oxides, excluding the first 396,000 ounces of gold contained in product produced from the non-DCP component of the mine; the maximum aggregate amount payable under the Gualcamayo Gold Royalty is capped at $50 million;
•1.5% NSR royalty on production from the DCP in perpetuity; and
•DCP commercial production payment of $30 million upon commencement of the DCP commercial production whereby the Company is entitled to be paid by Mineros Chile S.A. the DCP commercial production payment within five business days of commencement of the DCP commercial production (the “DCP Commercial Production Payment”). As at December 31, 2021, the DCP component of the Gualcamayo mine has not been declared in commercial production.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Moss Gold Royalty
The Moss Gold Royalty consists of a 0.5% to 3% NSR royalty on all metals and minerals produced from specific claims within the Moss Gold Mine as follows:
•a 1.0% NSR royalty on certain patented lode claims with no other royalty within the Moss Gold Mine;
•a 0.5% overriding NSR royalty on all production within the Moss Gold Mine derived from certain patented load claims with other royalty interests; and
•a 3% NSR royalty on any and all production derived from 63 unpatented lode claims within the Moss Gold Mine and on public lands within one mile of Moss Gold Mine’s outside perimeter of the claim boundary at the time of execution of the agreement relating to the Moss Gold Royalty.
The Moss Gold Mine is located in Arizona, United States, and has been producing since 2018 by the operator Elevation Gold Mining Corporation, formerly Northern Vertex Mining Corp.
RDM Gold Royalty
The RDM Gold Royalty consists of a NSR royalty on the RDM Gold Mine located in Brazil. The RDM Gold Mine is operated by Mineração Riacho dos Machados, a wholly-owned Brazilian subsidiary of Equinox, and is currently in production.
The details of the RDM Gold Royalty are as follows:
•1% NSR royalty on the revenue related to the sale of gold;
•2% NSR royalty on the revenue related to sale of mineral products which originates in any other minerals (base metals); and
•payable on a semi-annual basis in February and August of each year.
Robertson Gold Royalty
The Robertson Gold Royalty consists of a 1.00% to 2.25% sliding scale NSR royalty on the Robertson property and is determined based on the observed gold price during each quarterly period of production based on the average LBMA Gold Price PM, as follows:

Average gold price during the quarter ($/ounce)	Applicable NSR royalty rate
Up to and including $1,200	1.00%
$1,200.01 to $1,400	1.25%
$1,400.01 to $1,600	1.50%
$1,600.01 to $1,800	1.75%
$1,800.01 to $2,000	2.00%
Over $2,000	2.25%
In the event that the Robertson property is not placed into production by December 31, 2024, then beginning on January 1, 2025, and continuing on an annual basis thereafter until the earlier of (i) the

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

date commercial production commences and (ii) January 2, 2034, Barrick Cortez Inc. will make annual advance royalty payments of $0.5 million, which will be non-refundable and fully credited against any future obligations under the Robertson Gold Royalty.
The Robertson property is an advanced gold exploration project located in Nevada, United States and operated by Barrick Cortez Inc., a wholly-owned subsidiary of Barrick Gold Corporation.
Suruca Gold Royalty
The Suruca Gold Royalty consists of a 2% NSR royalty on the Suruca gold deposit upon which the Suruca Project is being developed. The Suruca Project is located in Brazil. The Suruca Project is a gold development project operated by Mineração Maracá Indústria e Comércio S.A., the owner of the Chapada Copper-Gold Mine and a subsidiary of Lundin Mining Corporation. The Suruca Project is not yet in production.
Troilus Gold Royalty
The Troilus Gold Royalty consists of a 1% NSR royalty on all metals and minerals produced from 81 mining claims and one surveyed mining lease comprising the Troilus Gold Project. The Troilus Gold Project is an advanced gold exploration project located within the Frotêt-Evans Greenstone Belt in Québec, Canada and owned by Troilus Gold Corp.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 10 – Reverse Take-over and Related Transactions
On May 27, 2020, Nomad completed transactions contemplated by the (i) Orion Vend In Agreement entered into among the Company and the Orion Group; and the (ii) Royalty and Contingent Payment Purchase Agreement dated February 23, 2020 (collectively with the Orion Vend In Agreement, the “Vend In Agreements”) entered into among the Company and the Yamana Group. The Vend In Agreements involved the acquisition by Nomad of an aggregate of six stream and gold loan assets from the Orion Group for total consideration of $268.3 million (including $221.8 million for the Orion Fund II Portfolio and $46.5 million for the Bonikro Gold Stream) as well as the acquisition of three royalties and a contingent payment on the commencement of commercial production of one project from Yamana Gold Inc. (“Yamana”) and one of its affiliates (collectively, the “Yamana Group”) for a total consideration of $65 million (the “Yamana Portfolio”) (collectively the “RTO Transaction”).
In connection with the RTO Transaction, the Company completed a private placement of 14,777,778 subscription receipts prior to the consolidation of common shares (Note 15) for gross proceeds of $9.7 million (CA$13.3 million) through a syndicate of securities dealers (the “Financing”). A portion of the proceeds from the Financing was used to fund the cash component of the consideration payable to the Yamana Group. Upon completion of the Vend In Agreements, each subscription receipt was automatically exchanged for one common share of the Company (0.1 common share on a post-consolidation basis (Note 15)).
The Company satisfied the purchase price payable to the Orion Group by issuing 39,645,596 common shares at a price of CA$9.00 per share on a post-consolidation basis (Note 15). Additionally, the Company satisfied the purchase price of the Yamana Portfolio by issuing 6,650,000 common shares to the Yamana Group at a price of CA$9.00 per share on a post-consolidation basis (Note 15) and by paying $20 million in cash (the “Yamana Cash Consideration”). Pursuant to a Deferred Payment Agreement between the Company and the Yamana Group, the Company exercised the option to pay up to $10 million of the Yamana Cash Consideration through a deferred payment (Note 13).
In connection with the RTO Transaction, Nomad, the Orion Group and Yamana entered into an investor rights agreement dated May 27, 2020 which is governing the relationship of Nomad with the Orion Group and Yamana as shareholders of the Company and providing both the Orion Group and Yamana with nomination rights to the Board of the Directors of the Company, registration rights as well as the right to maintain their respective ownership interest in the Company.
The RTO Transaction resulted in a reverse take-over of Nomad by the Orion Fund II Portfolio, whereby the Orion Fund II Portfolio was deemed to have acquired control of Nomad through the deemed issuance of 3,328,087 common shares to Nomad’s shareholders based on Nomad’s net assets as at May 27, 2020. Consequently, these consolidated financial statements reflect only the assets, liabilities, operations and cash flows of Orion Fund II Portfolio for dates and periods prior to May 27, 2020 and include Nomad’s assets and liabilities since May 27, 2020.
This transaction constituted a reverse take-over of the Company but did not meet the definition of a business combination under IFRS 3 Business Combinations. Accordingly, the reverse take-over transaction was accounted for as an acquisition of assets and assumption of liabilities taking into account the application of IFRS 2 Share-based Payment.
In accordance with IFRS 2, equity instruments issued were recognized at fair value of net assets acquired and services received. Services received by the Company consist in the listing of the Company on the TSX

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

and are measured at the amount of the excess of the fair value of equity instruments, which include the issuance of the Company’s shares and Options to the existing share and option holders over the Company's net assets acquired. The transaction with the Company is thus recognized in substance as if Orion Fund II Portfolio had proceeded to the issuance of common shares and Options to acquire the Company’s net assets on May 27, 2020.
The acquisition of the Company has been accounted for as follows, on a post-consolidation basis (Note 15):

Consideration paid for the deemed acquisition of the Company:	$

3,328,087 common shares deemed issued to the Company's existing shareholders (1)	21,737
2,425,000 Options deemed issued to the Company's existing optionholders (2)	1,108
Transaction costs	1,102
23,947

Net assets of Guerrero Ventures Inc. deemed acquired as at May 27, 2020:

Net assets	455

Listing expenses	23,492
(1)Based on the 3,328,087 common shares outstanding as at May 27, 2020. The price of the shares was based on the pricing of the Financing.
(2)Based on the 2,425,000 Options outstanding as at May 27, 2020. The fair value of the Options was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: risk-free interest rate of 0.4%, average projected volatility of 41%, dividend yield of 2.2%, average expected life of Options of 4.2 years for a fair value of the Options of $4.57 per Option.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

The RTO Transaction also led to the acquisitions of the Bonikro Gold Stream and the Yamana Portfolio by the Company, which have been recorded as acquisitions of assets as neither the acquired assets and assumed liabilities constitute businesses under IFRS 3 Business Combinations. The net assets of the Bonikro Gold Stream and the Yamana Portfolio acquired were recorded at the fair value of the consideration paid and allocated to the assets and liabilities based on their estimated relative fair values as at May 27, 2020. As such, the consideration paid and the allocation to the net assets acquired, are summarized as follows, on a post-consolidation basis (Note 15):

	Bonikro Gold Stream	Yamana Portfolio
Consideration paid for the acquisitions:	$	$

6,873,844 common shares issued to Orion Group (1)	38,160	—
6,650,000 common shares issued to the Yamana Group (2)	—	37,786
Deferred Payment to Yamana – debt host(3)	—	8,680
Fair value of conversion option of Deferred Payment to the Yamana Group(3)	—	1,320
Cash(4)	—	10,000
Nomad’s transaction costs	—	177

	38,160	57,963

Assets acquired and liabilities assumed:
Cash	3,149	—
Royalty, stream and other interests	35,011	57,963

	38,160	57,963
(1)The fair value of the consideration paid in common shares represents the fair value of the shares based on the pricing of the concurrent private placement minus a discount to take into account the twelve-month restrictions on their disposition.
(2)The fair value of the consideration paid in common shares represents the fair value of the shares based on the pricing of the concurrent private placement minus a discount to take into account the six-month restrictions on their disposition.
(3)The Deferred Payment is a financial instrument, comprising a debt host and a conversion option. The initial carrying amount of $8,680,000 for the debt host represents the residual amount of the Deferred Payment after separating out the $1,320,000 fair value of the embedded conversion option derivative (Note 13).
(4)At closing of the RTO Transaction, an amount of $2,241,000 was retained from the Cash Consideration to pay the withholding taxes payable in Brazil related to the gain realized by the Yamana Group. This amount was paid to the Brazilian tax authorities during the second quarter of 2020.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 11 – Investment in Associate
As described in Note 9, the Company acquired a first tranche ownership interest of 30% in CMC in May 2021. As a result of the ownership position, the Company concluded it had a significant influence over CMC and as such, the investment in associate was accounted for under the equity method until the acquisition of control upon the acquisition of the second tranche ownership interest of 37.5% on August 31, 2021 (see Note 9). The acquisition cost of this first tranche is comprised of the following:

Consideration paid for the CMC acquisition:	$

Cash	23,000
Purchase price payable to the private vendor	666
2,000,000 common share purchase warrants issued to the private vendor (to purchase 200,000 common shares)(1)	324
Transaction costs	176
24,166
(1)The common share purchase warrants entitle the holders to acquire up to 200,000 common shares on a post-consolidation basis (Note 15) of the Company at a price of $10.85 per common share for a period of 3 years. The fair value was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: risk-free interest rate of 0.35%, average projected volatility of 45%, dividend yield of 1.96%, average expected life of warrants of 3 years for a fair value of $0.162 per common share purchase warrant.

For the year ended December 31, 2021
$
Opening balance	—

Acquisition	24,166
Dividends declared	(1,359)
Share of income and comprehensive income	373
Acquisition of control	(23,180)

Closing balance	—

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 12 – Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities comprise the following:

	December 31, 2021	December 31, 2020
	$	$
Accounts payable and accrued liabilities	3,115	2,171
Dividends payable	2,236	2,220
Income and withholding taxes payable	706	—
	6,057	4,391
Note 13 – Deferred Payment Liability
Pursuant to the terms of the Deferred Payment Agreement dated May 27, 2020 between the Company and Yamana (the “Deferred Payment Agreement”) (Note 10), the Company issued a $10 million deferred payment due to Yamana with an original term of two years (and was subject to early redemption features), bears interest at an annual rate of 3%, payable on a quarterly basis, and is convertible at any time, in whole or in part, at the option of Yamana, into Nomad’s common shares at a price of CA$9.00 per common share on a post-consolidation basis (Note 15) (the “Deferred Payment”). Nomad was originally granted an option to pay the Deferred Payment in full at the end of one year, subject to an additional payment by Nomad equal to 5% of the deferred cash payment. The Company elected not to exercise its option.
The Deferred Payment is a compound financial instrument, comprising a debt host (“Deferred Payment Liability”) and a conversion and early redemption option portion (“Conversion option”), and they are presented in their entirety as financial liabilities in the consolidated balance sheets. The initial carrying amount of $8,680,000 for the debt host represented the residual amount of the Deferred Payment after separating out the initial $1,320,000 fair value of the embedded Conversion option derivative.

	Debt host	Conversion option	Total
	$	$	$
Balance as at January 1, 2020	—	—	—
Deferred Payment to the Yamana Group (Note 10)	8,680	1,320	10,000
Change in fair value of Conversion option	—	1,693	1,693
Finance costs (1)	545	—	545
Interest paid	(179)	—	(179)
Balance as at December 31, 2020	9,046	3,013	12,059
Change in fair value of Conversion option	—	(1,425)	(1,425)
Finance costs (1)	966	—	966
Interest paid	(300)	—	(300)
Balance as at December 31, 2021	9,712	1,588	11,300
(1)Finance costs are calculated by applying the effective interest rate of 10.4% to the debt host.
From a liquidity perspective, the maximum amount that could be paid, if the Deferred Payment is not converted prior to maturity, is $10 million, exclusive of interests to be paid in cash.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 14 – Revolving Credit
On August 17, 2020, the Company initially entered into a credit agreement for a $50 million revolving credit facility with an option to increase to $75 million, subject to satisfaction of certain conditions. On September 13, 2021, the Company amended its revolving credit facility increasing the amount from $50 million to $125 million with the option to increase by $25 million, the option subject to satisfaction of certain conditions (the “Facility”). The Facility is secured by all of the Company’s assets and has a 4-year term, extendable through mutual agreement between Nomad and the lenders. Drawn funds bear interest at a US base rate or LIBOR (or a successor rate when the LIBOR will no longer be available) plus applicable margins between 2.25% and 4.00% depending on the Company’s leverage ratio. The Facility is also subject to a standby fee of 0.5063% to 0.9000% depending on the Company's leverage ratio. Deferred financing costs are classified as Other assets and are amortized over the term of the Facility. For the year ended December 31, 2021, amortization of $353,000 ($105,000 for the year ended December 31, 2020) was recorded as Finance costs.

In connection with the acquisitions of the Platreef Gold Stream, the Greenstone Gold Stream and the interest in CMC described in Note 9, the Company drew down an amount of $68.75 million under the Facility to satisfy the purchase prices payable in cash. As per the Facility, the drawn funds bear interest at LIBOR plus a margin of 2.25%. For the year ended December 31, 2020, no amount was drawn under the Facility.
In connection with the Facility, the Company is subject to certain covenants, including the Company's leverage ratios and certain other non-financial requirements. As at December 31, 2021, the Company is in compliance with all covenants under the Facility.
Note 15 – Common Shares
Authorized Share Capital
The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in one or more series. As at December 31, 2021 and 2020, no preference shares were outstanding.
Dividend reinvestment plan - 2021
On November 8, 2021, the Company implemented a dividend reinvestment plan (the “DRIP”) for shareholders who are residents of Canada, the United States, Bermuda and Cayman Islands. The DRIP allows shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or issued directly from treasury by the Company. In the case of a treasury issuance, the price is the weighted average price of the common shares on the TSX during the five trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company’s sole election. As at December 31, 2021, the holders of 145,275 common shares had elected to participate in the DRIP. On January 14, 2022, 814 common shares were issued under the DRIP at a discount rate of 3%.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

At-the-market equity program – 2021
On June 22, 2021, the Company established an at-the-market ("ATM") equity program allowing the Company to issue and sell up to $50 million in common shares from treasury to the public, from time to time at the Company's sole discretion and at the prevailing market price. The sales of the common shares under the ATM equity program are subject to applicable regulatory limitations.
Share consolidation – 2021
On May 31, 2021, the Company filed Articles of Amendments to consolidate its issued and outstanding common shares on the basis of one (1) post-consolidated common share for every ten (10) pre-consolidated existing common shares previously issued and outstanding (the “Consolidation”). The Consolidation was approved by Nomad’s shareholders at the annual and special meeting held on May 10, 2021. As at June 3, 2021, the Company’s issued and outstanding Common Shares were reduced from 566,466,466 to 56,646,501. In addition, the exercise or conversion price and the number of common shares issuable under the Company’s outstanding common share purchase warrants, Options, RSUs, DSUs and other securities exercisable for or convertible into common shares were proportionately adjusted to reflect the Consolidation in accordance with the respective terms thereof. All previously reported share and per share amounts have been retrospectively restated in these consolidated financial statements to reflect the share consolidation.
Normal course issuer bid – 2021
On April 29, 2021, the Company commenced a normal course issuer bid (the “NCIB”) to purchase, for cancellation, up to 1,555,005 common shares (on a post-consolidation as described above) in the capital of the Company in the twelve-month period ending April 28, 2022. The average daily trading volume of the Company's common shares on the TSX for the six calendar months preceding March 31, 2021 was 20,616 common shares (on a post-consolidation as described above). In accordance with the TSX rules and subject to the exception for block purchases, a maximum daily repurchase of 25% of this average may be made, representing 5,154 common shares (on a post-consolidation as described above). The price per common share will be based on the market price of such common shares at the time of purchase in accordance with regulatory requirements. Since the commencement of the program, no common shares were purchased for cancellation under NCIB.
Reverse take-over – 2020
On May 27, 2020 and as described in Note 10, the transaction between the Orion Group and the Company was considered to be a reverse take-over of the Company by Orion Portfolio Fund II whereby Orion Portfolio Fund II has acquired control of the Corporation through the deemed issuance of 3,328,087 common shares to the Company’s existing shareholders on a post-consolidation basis as described above. The price of the common shares issued was based on the pricing of the Financing at CA$9.00 (on a post-consolidation basis as described above) per common share for an amount of $21,737,000. As part of the RTO Transaction, 32,771,752 common shares were issued to the OMF Fund II (on a post-consolidation basis).

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Private placement – 2020
On May 27, 2020 and as described in Note 10, concurrently with the RTO Transaction and to fund a portion of the cash consideration payable to the Yamana Group, Nomad completed a private placement and issued 1,477,777 common shares at a price of CA$9.00 per common share upon the conversion of an equivalent number of subscription receipts, for total gross proceed of $9,652,000 (CA$13,300,000) (on a post-consolidation basis as described above). The Company incurred $695,000 as share issue expense, including commission of the underwriters. Officers of the Company participated in the Financing for a total consideration of $376,000 (CA$518,000) under the same terms as other investors.
Share issue expense – 2020

In addition to the share issue expense related to the private placement, the Company incurred $176,000 as share issue expense in connection with the acquisitions described in Note 9.
Warrants
The following table presents a summary of common share purchase warrants outstanding on a post-consolidation basis (as described above):

	Number of warrants	Number of common shares issuable on exercise of warrants	Amount	Weighted average exercise price
			$	CA$
Outstanding as at January 1, 2020	—	—	—	—
Granted
Troilus Gold Royalty (Note 9)	2,884,616	288,461	209	17.50
Coral Gold Resources Ltd. (Note 9)	19,997,118	1,999,711	2,629	17.10
Outstanding as at December 31, 2020	22,881,734	2,288,172	2,838	17.20
Granted
Interest in CMC (Note 11)	2,000,000	200,000	324	US$10.85
Exercised	(80)	(8)	—	17.10
Outstanding as at December 31, 2021	24,881,654	2,488,164	3,162	16.46

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Capital management
The Company’s objectives when managing capital are to:
•safeguard its ability to continue as a going concern, so that the Company can continue to maximize returns for shareholders and benefits for other stakeholders; and
•maintain an optimal capital structure to reduce the cost of capital.
The Company defines capital as total equity attributable to the Company's shareholders and non-current borrowings, including the undrawn portion of the Facility. Capital is managed by the Company’s management and governed by the Board of Directors.

	December 31, 2021	December 31, 2020
	$	$
Revolving credit facility	68,750	—
Equity attributable to the Company's shareholders	265,978	273,578
Undrawn revolving credit facility	56,250	50,000
	390,978	323,578
The amount of undrawn Facility excludes the potential additional available credit of $25 million as at December 31, 2021 and 2020 (Note 14). The Company is not subject to material externally imposed capital requirements and is in compliance with all its covenants under the Facility (Note 14) as at December 31, 2021.
Note 16 – Share-based Compensation
On April 14, 2020, the shareholders of the Company approved a share purchase option plan (the “Nomad Option Plan”), a share unit plan (the “Nomad Share Unit Plan”), and a deferred share unit plan (the “Nomad DSU Plan”) (collectively, the “Plans”). The Plans became effective upon the listing of the common shares of the Company on the TSX, on May 29, 2020.
The Plans permit the issuance of Options, RSUs, PSUs and DSUs which, together with the Company’s other share compensation arrangements, may not exceed 10% of the Company’s issued and outstanding common shares as at the date of the grant. No participant will be able to hold Options, RSUs, PSUs or DSUs with respect to such number of common shares that would exceed 5% of the number of common shares issued and outstanding. In addition, within any one-year period, the number of common shares issued to insiders of the Company under the Plans, cannot exceed 10% of the common shares then issued and outstanding.
Options
The Company established the Nomad Option Plan, an equity-settled plan, whereby the Company’s Board of Directors may, from time to time, grant options to directors, officers, employees and consultants. The exercise price of an Option, determined by the Board of Directors, is not less than the closing price of the common shares on the TSX on the last trading day preceding the grant date. The duration and the vesting period are determined at the discretion of the Company’s Board of Directors. However, the expiry date may not exceed 10 years after the grant date.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

The Nomad Option Plan replaced the Guerrero Ventures Inc.’s share purchase option plan (the “Guerrero Option Plan”) following the completion of the RTO Transaction. The options outstanding under the Guerrero Option Plan continue to be exercisable.
Set out below are summaries of options granted under the Nomad Option Plan and the Guerrero Option Plan on a post-consolidation basis (Note 15):

	Number of Options	Weighted average exercise price per share
		CA$
Options outstanding as at January 1, 2020	—	—
Options deemed issued upon the RTO (Note 10) - Guerrero Option Plan	242,500	2.00
Granted - Nomad Option Plan	825,810	10.29
Options outstanding as at December 31, 2020	1,068,310	8.41
Granted - Nomad Option Plan	343,783	10.01
Exercised - Guerrero Option Plan	(30,000)	2.00
Options outstanding as at December 31, 2021	1,382,093	8.94
Options exercisable as at December 31, 2021	898,193	7.90

A summary of the Company’s Options as of December 31, 2021 is as follows:

Exercise Price	Number of Options outstanding	Number of Options exercisable	Weighted Average Remaining Contractual Life (in years)
CA$

2.00	212,500	212,500	2.8
9.00 to 11.00	843,783	577,088	3.3
11.01 to 13.00	307,540	102,515	3.5
13.01 to 15.00	18,270	6,090	3.6
	1,382,093	898,193	3.3

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

The Company expenses the fair value of the Options that are expected to vest, over the vesting period, using the Black-Scholes option pricing model to estimate the fair value at the date of grant. The model requires the use of subjective assumptions, including expected share price volatility. Expected volatility is determined by benchmarking comparable situations for companies that are similar to the Company. The weighted average fair value of share purchase Options granted, and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	For the year ended December 31, 2021	For the year ended December 31, 2020

Black-Scholes weighted average assumptions
Grant date share price and exercise price (CA$)	$10.01	$10.00
Expected dividend yield	2.0%	2.0%
Expected volatility	40%	40%
Risk-free interest rate	0.9%	0.4%
Expected Option life, in years	5.0	4.4
Weighted average fair value per Option granted	$2.38	$2.68

The fair value of the Options is recognized as compensation expense over the vesting period (1/3 per year over a three-year period). For the year ended December 31, 2021, the total share-based compensation related to options amounted to $603,000 (2020 – $1,329,000, including an amount of $196,000 related to compensation settled in Options in 2021) and is classified under Share-based compensation.
Restricted and performance share units
The Company established the Nomad Share Unit Plan, whereby the Company’s Board of Directors may, from time to time, grant RSUs and PSUs to officers, employees and consultants of the Company.
Each RSU and PSU entitles the participant to receive, at the Company’s discretion, one common share, its cash equivalent or a combination of common share and cash. The Company intends to settle these RSU and PSU in the form of common shares and therefore, the Nomad Share Unit Plan is considered an equity-settled plan. At the time of granting RSUs or PSUs under the Nomad Share Unit Plan, the Board of Directors determines, in its sole discretion, any vesting conditions, settlement period or other conditions applicable to such grant; and in case of PSUs determine the level of attainment of the performance objectives which must be attained for any PSUs to be earned.
RSUs and PSUs give the holder the right to receive a specified number of common shares at the specified vesting date, and upon the attainment of the performance objectives in the case of the PSUs. Compensation expense related to RSUs and PSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant and is adjusted in function of the applicable terms for the performance based components, when applicable. On the settlement date, one common share is issued for each RSU or PSU, as the case may be, after deducting any income taxes payable on the benefit earned by the RSU or PSU holder that must be remitted by the Company to the tax authorities.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Participants may elect to defer the settlement of RSUs and PSUs to a later date but not later than the expiry date of such RSUs and PSUs.
Set out below are summaries of RSUs and PSUs granted under the Nomad Share Unit Plan on a post-consolidation basis (Note 15):

	Number of RSUs and PSUs	Weighted average intrinsic value at grant date
		CA$
RSUs and PSUs outstanding as at January 1, 2020	—	—
Granted	241,402	10.98
Settled	(94,802)	10.69
RSUs and PSUs outstanding as at December 31, 2020	146,600	11.16
Granted	207,721	9.57
Settled	(67,388)	9.21
Reinvested dividends	1,446	11.16
RSUs and PSUs outstanding as at December 31, 2021	288,379	10.48
RSUs and PSUs vested as at December 31, 2021	—	—
The fair value of the RSUs and PSUs is recognized as compensation expense over the vesting period. For the year ended December 31, 2021, the total share-based compensation related to RSUs and PSUs amounted to $1,064,000 (2020 – $1,030,000) and is classified under Share-based compensation. The outstanding RSUs and PSUs vest three years after the grant date.
Deferred share units
The Company established the Nomad DSU Plan, whereby the Company may, from time to time, grant DSUs to non-executive directors of the Company. These directors may elect to receive all or part of the retainer fees payable to them as a member of the Board of Directors in DSUs. DSUs expire on the business day that is immediately preceding December 31 of the calendar year following the calendar year during which the non-executive director ceases to be a director of the Company and the Company may, at its sole discretion, settle the DSUs by delivering common shares, making a cash equivalent payment or a combination of common shares and cash. DSUs have the same value as common shares. Once they cease to be a member of the Board of Directors, the Company intends to settle these DSU in the form of common shares and therefore, the Nomad DSU Plan is considered an equity-settled plan.
DSUs give the holder the right to receive a specified number of common shares at the specified vesting date. Compensation expense related to DSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant. On the settlement date, one common share is issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Set out below are summaries of DSUs granted under the Nomad DSU Plan on a post-consolidation basis (Note 15):

	Number of DSUs	Weighted average intrinsic value at grant date
		CA$
DSUs outstanding as at January 1, 2020	—	—
Granted	67,380	13.18
DSUs outstanding as at December 31, 2020	67,380	13.18
Granted	73,600	9.41
DSUs outstanding as at December 31, 2021	140,980	11.21
DSUs vested as at December 31, 2021	79,180	12.42
The fair value of the DSUs is recognized as compensation expense over the vesting period. For the year ended December 31, 2021, the total share-based compensation related to DSUs amounted to $700,000 (2020 – $383,000), including an amount of $56,000 payable as at December 31, 2021 (2020 – nil), and is classified under Share-based compensation. Unless otherwise decided by the Board of Directors, the DSUs vest the day prior to the next annual general meeting.
Note 17 – Income Taxes
Income tax recovery for the years ended December 31, 2021 and 2020 is as follows:

	For the year ended December 31, 2021	For the year ended December 31, 2020
	$	$
Current income tax expense
Expense for the year	1,236	239
Current income tax expense	1,236	239
Deferred income tax recovery
Origination and reversal of temporary differences in the current year	(1,002)	(41,812)
Deferred income tax expense (recovery)	(1,002)	(41,812)
Income tax expense (recovery)	234	(41,573)

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statement of income and comprehensive income for the years ended and December 31, 2021 and 2020, is as follows:

	For the year ended December 31, 2021	For the year ended December 31, 2020
	$	$
Income (loss) before income taxes	(1,225)	(21,462)
Statutory tax rate	26.5%	26.5%
Income tax expense (recovery) at statutory rates	(325)	(5,687)
Reconciling items:
Not deductible listing expenses	—	5,346
Not deductible expenses	199	898
Differences in foreign statutory tax rates	170	—
Impact of change of tax status	—	(35,111)
Foreign withholding tax	302	239
Temporary differences subject to initial recognition exemption	64	23
Foreign exchange	—	(7,206)
Other	(176)	(75)
Net income tax expense (recovery)	234	(41,573)

For the year ended December 31, 2020 and as a result of the transactions described in Note 10, the tax bases of Orion Fund II Portfolio assets were increased, creating temporary differences. These assets became taxable in Canada, for which a deferred tax asset and a corresponding income tax recovery of $35,111,000 was recorded. Deferred tax asset has been recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

The significant components and movement of deferred income tax assets and liabilities as at December 31, 2021 and 2020 and for the year then ended are as follows:

	As at December 31, 2020	Consolidated statement of income	Equity	As at December 31, 2021
	$	$	$	$
Deferred income tax assets:
Deductible temporary differences relating to:
Royalty, stream and other interests	39,642	(3,434)	—	36,208
Deferred and restricted share units	393	467	—	860
Share and debt issue expenses	233	(41)	—	192
Non-capital loss carry-forwards	1,990	3,811	—	5,801
	42,258	803	—	43,061

Deferred income tax liabilities:
Taxable temporary differences relating to:
Gold Prepay Loan	199	(199)	—	—
	199	(199)	—	—
Deferred income tax assets, net	42,059	1,002	—	43,061

	As as January 1, 2020	Consolidated statement of income	Equity	As at December 31, 2020
	$	$	$	$
Deferred income tax assets:
Deductible temporary differences relating to:
Royalty, stream and other interests	—	39,642	—	39,642
Deferred and restricted share units	—	393	—	393
Share and debt issue expenses	—	(14)	247	233
Non-capital loss carry-forwards	—	1,990	—	1,990
	—	42,011	247	42,258

Deferred income tax liabilities:
Taxable temporary differences relating to:
Gold Prepay Loan	—	199	—	199
	—	199	—	199
Deferred income tax assets, net	—	41,812	247	42,059

Deferred tax assets and liabilities have been offset in the consolidated balance sheets where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 18 – Other Operating Expenses (Income) by nature

	For the year ended December 31, 2021	For the year ended December 31, 2020
	$	$
Other operating expenses (income) by nature
Employees and directors benefit expenses (a)	4,603	3,079
Professional fees	1,691	1,736
Rent, insurance and office expenses	866	337
Investors relations and promotional expenses	771	154
Public company expenses	522	116
Other expenses	55	28
Change in fair value of Gold Prepay Loan	690	(5,454)
Share of income of associate	(373)	—
Listing expenses	—	23,492
	8,825	23,488

(a) Employee benefit expenses comprise the following:
Salaries and wages	2,236	337
Share-based compensation	2,367	2,742
	4,603	3,079

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 19 – Net Income (Loss) per Share
Basic net income (loss) per share is based on net income (loss) attributable to the common shareholders and is calculated based upon the weighted average number of common shares outstanding during the periods presented. For comparative purposes, the Company’s common shares issued to the parent under the RTO Transaction, have been assumed to be outstanding from January 1, 2020.

As a result of the net loss for the year ended December 31, 2021, all potentially dilutive common shares are deemed to be antidilutive and the diluted net loss per share is equal to the basic net loss per share.
For the year ended December 31, 2020, a total of 379,000 Options and all warrants for which the sum of the exercise price and any related unearned share-based compensation exceeds the average share price are excluded from the computation of the diluted net income per share and all potentially dilutive common shares related to the Deferred Payment are deemed to be antidilutive as their impact would increase the net income per share.

	For the year ended December 31, 2021	For the year ended December 31, 2020
	$	$
Net income (loss) attributable to the Company's shareholders	(1,676,000)	20,111,000

Basic weighted average number of common shares outstanding (in thousands)	56,645	44,661
Effect of dilutive securities
- Options	—	379

Diluted weighted average number of common shares	56,645	45,041

Net income (loss) per share
Basic	(0.03)	0.45
Diluted	(0.03)	0.45

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 20 – Segment Disclosure
The chief operating decision-maker organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metal and other royalty, stream and other interests. All of the Company’s assets and revenues are attributable to this single operating segment.
Geographic revenues
Geographic revenues from the sale of metals received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty or stream interests.
For the years ended and December 31, 2021 and 2020, royalty, stream and other interests revenues were earned from the following jurisdictions and type of underlying agreement:

	Revenue for the year ended December 31, 2021
	Gold Streams	Silver Streams	Royalties	Gold Prepay Loan	Total
	$	$	$	$	$	%

North America	5,089	6,444	519	1,518	13,570	50%
South America	—	—	3,900	—	3,900	14%
Africa	9,682	—	—	—	9,682	36%
	14,771	6,444	4,419	1,518	27,152	100%

	Revenue for the year ended December 31, 2020
	Gold Streams	Silver Streams	Royalties	Gold Prepay Loan	Total
	$	$	$	$	$	%

North America	—	5,083	208	11,689	16,980	64%
South America	—	—	1,178	—	1,178	4%
Africa	7,454	—	—	—	7,454	28%
Australia	—	1,154	—	—	1,154	4%
	7,454	6,237	1,386	11,689	26,766	100%

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Geographic net assets
The following table summarizes the royalty, stream and other interests, as at December 31, 2021 and December 31, 2020, based on the jurisdictions of the mining properties and type of underlying agreement:

	As at December 31, 2021
	Gold Streams	Silver Streams	Royalties	Total
	$	$		$	%

North America	22,112	8,660	54,864	85,636	27%
South America	—	—	128,872	128,872	41%
Africa	81,677	—	—	81,677	26%
Australia	—	18,598	—	18,598	6%
	103,789	27,258	183,736	314,783	100%

	As at December 31, 2020
	Gold Streams	Silver Streams	Royalties	Total
	$	$		$	%

North America	—	10,427	53,706	64,133	31%
South America	—	—	57,264	57,264	28%
Africa	67,928	—	—	67,928	33%
Australia	—	18,598	—	18,598	9%
	67,928	29,025	110,970	207,923	100%

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 21 - Fair Value Measurements
The objective of a fair value measurement is to estimate the price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date under current market conditions. For some assets and liabilities, observable market transactions or market information might be available.
For other assets and liabilities, observable market transactions and market information might not be available. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
Level 3 instrument: Conversion option – deferred payment
The Conversion option embedded in the Deferred Payment described in Note 13 is measured at fair value at each reporting date and is classified as Level 3 within the fair value hierarchy. As at December 31, 2021, the fair value of the Conversion option was estimated using a Black-Scholes option pricing model. The Company changed its valuation technique from a Monte-Carlo valuation model to take into consideration its election not to exercise its option to pay the Deferred Payment before May 27, 2021.
The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy, together with a quantitative sensitivity analysis as at December 31, 2021 are shown below:

	Valuation technique	Significant unobservable Inputs	Input	Sensitivity of the input to fair value
Conversion Option – Deferred Payment	Black-Scholes option pricing model	Volatility of share price	47%	Absolute value increase of 5% would result in an increase in fair value by $125.
Fair values of remaining financial assets and liabilities
Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash, trade receivables, accounts payable and accrued liabilities, the deferred payment liability (debt host) and revolving credit facility. The fair values of cash, trade receivables, accounts payable and accrued liabilities and deferred payment liability approximate their carrying values due to their short-term nature. The carrying value of the liability under the Facility approximates its fair value given that the credit spread is similar to the credit spread the Company would obtain under similar conditions as at December 31, 2021.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 22 - Financial Risk Management
The Company’s activities expose it to a variety of financial risks: market risks (including interest rate risk, foreign currency risk and other price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s performance.
Due to its activities the Company is exposed to a variety of financial risks, which include direct exposure to market risks (which includes commodity price risk, foreign exchange risk and interest rate risk), credit risk and liquidity risk.
Management designs strategies for managing some of these risks, which are summarized below. The Company’s executive management ensures that its financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies approved by the Board of Directors and risk appetite.
(a)Market Risk
Market risk is the risk that changes in market factors, such as foreign exchange rates, interest rates or other price risk, will affect the value of the Company’s financial instruments. The Company is exposed to the following market risks:
Foreign Exchange Risk
The Company undertakes certain transactions denominated in Canadian dollars and since August 31, 2021, in Chilean Pesos, including certain operating expenses. Financial instruments that impact the Company’s net income due to currency fluctuations include cash, amounts receivable and accounts payable and accrued liabilities denominated in Canadian dollars and in Chilean Pesos. Based on the Company’s Canadian dollar or Chilean Peso denominated monetary assets and monetary liabilities as at December 31, 2021, a 5% increase (decrease) of the value of the Canadian dollar and the Chilean Peso relative to the United States dollar would not have a material impact on net income (loss).
In addition, the fair value of the Deferred Payment’s Conversion option is affected by the Canadian dollar exchange rate. A 5% increase in the foreign exchange rate would result in a decrease in income before income taxes of $163,000.
Interest Rate Risk
Interest rate risk refers to the risk that the value of a financial instrument or cash-flows associated with the instrument will fluctuate due to changes in market interest rates.
The Company’s interest rate risk on financial assets is primarily related to cash, which bear interest at variable rates. However, as these investments come to maturity within a short period of time, the impact would likely be not significant. Other financial assets are not exposed to interest rate risk because they bear interest at fixed rates.
Amounts drawn under the Facility are exposed to interest rate risk as they bear interest at a variable interest rate. Based on the drawn balance as at December 31, 2021, the impact on net financial expenses of a 0.5% increase in interest rates would result in a decrease in income before income taxes of $349,000 over a twelve-month horizon.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

The Company’s exposure to interest rate risk fluctuation on the fair value of the Conversion option is not significant and a 0.5% change in interest rates would result in an immaterial impact.
Other Price Risk
The Company is exposed to other price risk arising from the impact of changes in the price of the Company’s common shares on the fair value on the Conversion option on the Deferred Payment. A decrease (increase) of 5% in the Company’s common share price used in the Black-Scholes option pricing model would decrease (increase) income before income taxes by $358,000.
(b)Credit Risk
Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument, leading to a financial loss. Credit risk arises from cash and trade receivables. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk and to ensure counterparties demonstrate minimum acceptable credit worthiness. The Company closely monitors its financial assets and as such does not have any significant concentration of credit risk. The Company reduces its credit risk by investing predominantly its cash with Canadian recognized financial institutions and Canadian chartered banks.
(c)Liquidity Risk
Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Company manages the liquidity risk by continuously monitoring actual and projected cash flows, taking into account the requirements related to its investment in stream and royalty interests and matching the maturity profile of financial assets and liabilities. The Company ensures that there are sufficient funds to meet its short-term business requirements on the basis of expected cash flows, taking into account its anticipated cash flows from operations, its holdings of cash, the amount available under the Facility and other equity financing opportunities such as the Company's ATM equity program.
As at December 31, 2021, the Company had cash of $12,377,000 and working capital of $812,000. The Company also manages liquidity risk through the management of its capital structure. As at December 31, 2021, the Company had access to undrawn borrowings of $56.25 million under the Facility, excluding the option to increase the Facility by $25 million as described in Note 14. In addition, the ATM equity program provides the Company with the opportunity to sell up to $50 million in common shares from treasury at the Company's sole discretion and at the prevailing market price. Subsequently to December 31, 2021, the Company closed a public offering on a bought deal basis for aggregate gross proceeds of CA$42.5 million ($34 million) (Note 25).

The Board of Directors reviews and approves any material transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major investment or divestitures.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

The following table summarizes the timing associated with the Company’s remaining contractual payments relating to its financial liabilities as at December 31, 2021. The table reflects the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay (assuming that the Company is in compliance with all of its obligations). The table includes both interest and principal cash flows.

			As at December 31, 2021
	Carrying amount	Maturity	Estimated payment date
			2022	2023	2024	2025
Financial liabilities	$		$	$	$	$
Accounts payable and accrued liabilities	6,057	Within 90 days	6,057	—	—	—
Deferred Payment Liability – debt host	9,712	May 2022	10,000	—	—	—
Interest on Deferred Payment Liability	—	Up to May 2022	121	—	—	—
Deferred Payment Liability – Conversion option	1,588	Up to May 2022	—	—	—	—
Facility	68,750	Up to September 2025	—	—	—	68,750
Interest on Facility	—	Up to September 2025	1,664	1,664	1,668	1,167
	86,107		17,842	1,664	1,668	69,917
The balances in foreign currencies are determined using the daily exchange rate prevailing on December 31, 2021 and the interest on the Facility is based on the actual interest rate as at December 31, 2021.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 23 - Commitments
The following table summarizes the Company’s commitments to pay for gold and silver to which it has the contractual right pursuant to the associated agreements:

	Attributable Payable Production to be Purchased		Per Ounce Cash Payment		Term of Agreement	Date of Contract
Stream interests	Gold	Silver	Gold	Silver
Blyvoor Gold Stream	10%	—	Lesser of spot price or $572	—	Expires at 10,320,000 oz. delivered	Aug. 2018
Bonikro Gold Stream	6%	—	Lesser of spot price or $400	—	Life of mine	Oct. 2019
Greenstone Gold Stream	5.938% until 120,333 ounces of gold have been delivered and 3.958% thereafter	—	20% of spot price and $30 for ESG component	—	40 years from October 28, 2021	Oct. 2021
Mercedes Gold and Silver Stream	1,000 oz. per quarter	100%	—	20% of spot price	Silver: 40 years from April 7, 2021 Gold: 1,000 oz. per quarter and up to 8,000 oz.	Jan. 2019, Mar. 2020 and Apr. 2021
Platreef Gold Stream	37.5% until 131,250 ounces of gold have been delivered and 30% thereafter until 256,980 ounces of gold have been delivered and 5% thereafter	—	$100 per ounce until 256,980 ounces of gold have been delivered and 80% of spot price thereafter	—	Subject to certain clauses, up to 40 years from December 7, 2021	Dec. 2021
South Arturo Silver Stream	—	100%	—	20% of spot price	40 years from April 7, 2021	Apr. 2021
Woodlawn Silver Stream	—	80%	—	20% of spot price	10 years after mining activity ceases	Jun. 2017 and Oct. 2019
Refer to Note 9 for specific delivery terms of each stream agreement and contractual obligations related to the acquisition of the Greenstone Gold Stream and the Platreef Gold Stream.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 24 - Related Party Transactions
Greenstone Gold Stream - 2021
As described in Note 9, the Company entered into a gold purchase agreement on October 28, 2021, with a subsidiary of Orion, the Company's majority shareholder and a related party, with respect to its 40% interest in GGM. Pursuant to the agreement, Nomad will provide up-front cash payments totaling $95 million. On December 14, 2021, the Company completed the first deposit of $13.3 million to Orion.
Transactions with related parties prior to RTO Transaction - 2020
Prior to the RTO Transaction on May 27, 2020 (Note 10) and separation of the Orion Fund II Portfolio as a stand-alone public entity, the Orion Fund II Portfolio was managed and operated in the normal course of business by Orion Mine Finance Management II Limited along with other Orion Group operations and not as a separate business.
Orion Fund II Portfolio had an agreement with Orion Merchant Services LLC (“OMS”), a related party. As part of this agreement OMS provided services including but not limited to logistical support, customs clearance, negotiation of transportation contracts and assistance with services incidental to the purchase and sale of physical metal transactions. As part of this agreement, Orion Fund II Portfolio paid fees to OMS for amounts of $54,000 for the period from January 1, 2020 to May 27, 2020.
The Orion Fund II Portfolio had appointed Orion Mine Finance Management II Limited, an exempted company incorporated under the laws of Bermuda, as its investment manager (the “Investment Manager”) in which capacity it was responsible for managing the overall business affairs of Fund II. As part of this agreement, Orion Fund II Portfolio paid the Investment Manager $922,000 for the period from January 1, 2020 to May 27, 2020.
These expenses were included in general and administrative expenses and project evaluation expenses in the consolidated statement of income (loss) and comprehensive income (loss).
Participation of the officers in the Financings - 2020
Officers of the Company participated in the Financing (Note 15) for a total consideration of $376,000 (CA$518,000) under the same terms as other investors.
Key management compensation
Key management includes directors (executive and non-executive) and the executive management team. The compensation paid or payable to key management for employee services is presented below:

	For the year ended December 31, 2021	For the year ended December 31, 2020
	$	$
Salaries and short-term employee benefits	1,614	239
Share-based compensation	1,947	2,454
	3,561	2,693
For the 12-month period following the completion of the RTO Transaction, senior executives have agreed to forego the cash payment of their respective salaries with such amount to be paid instead in Nomad RSUs, to be granted on a quarterly basis. Therefore, the key management salaries comprised of

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

performance compensation expected to be paid in cash, cash board fees and the employer portion of payroll taxes on RSUs issued during the 12-month period. The value of the salaries paid in Nomad RSUs is included in share-based compensation and represents $273,000 for the year ended December 31, 2021 (2020 – $404,000).
Key management employees are subject to employment agreements which provide for payments on termination of employment without cause or following a change of control providing for payments of twice base salary and bonus and certain vesting acceleration clauses on Options, RSUs, PSUs and DSUs.
Note 25 - Subsequent Events
Bought deal financing and reimbursement of the Facility
On January 20, 2022, the Company closed a public offering on a bought deal basis for 4,675,000 common shares of the Company at a price of CA$9.10 per common share for aggregate gross proceeds of CA$42.5 million ($34 million). On January 24, 2022, a portion of the net proceeds of the financing was used to reimburse an amount of $27 million on the Facility.
Woodlawn Stream restructuring
On February 17, 2022, DEVELOP announced it has agreed to acquire Heron for an upfront consideration of A$30 million ($22 million) and success-driven milestone-related payments of up to A$70 million ($50 million). DEVELOP has entered into binding Cooperation Deeds with Nomad and other parties who, together, hold in aggregate more than 50% of the value of the total claims against Heron, pursuant to which those creditors have agreed to vote in favour of the deed of company arrangement proposed by DEVELOP pursuant to which DEVELOP will acquire Heron. In connection with the acquisition of Heron by DEVELOP, the existing Nomad stream arrangement in respect of the Woodlawn mine will remain in place, subject to the following amendments, amongst others:
•The aggregate amount of silver to be delivered to the Company will be capped at A$27 million ($19.4 million); and
•A secondary stream will be introduced in respect of tailings, under which A$1.0 million ($0.7 million) will be paid for every 1Mt of tailings ore processed at a certain tenement at the Woodlawn mine, capped at A$10 million ($7.2 million).
The Company will further refine its assessment of the impact of the above amendments to the Woodlawn Silver Stream on its carrying value as the proposed transaction progresses and additional information on DEVELOP's plans is made available.
Dividends
On February 18, 2022, the Board of Directors of the Company declared a quarterly dividend of CA$0.05 per common share payable on April 14, 2022 to shareholders of record as of the close of business on March 31, 2022.